Form 10KSB, Exhibit 13
period 2005-12-31
ALASKA PACIFIC BANCSHARES INC
filed 2006-04-03
CIK 1081860

Alaska Pacific Bancshares, Inc.

Annual Report

2005

Message to Shareholders

     It is my pleasure to present the 2005 annual report to shareholders of Alaska Pacific Bancshares, Inc., parent company of Alaska Pacific Bank. The bank made good progress in 2005 with record pretax income of $1.219 million and total assets of $177.2 million. The improvement in earnings and asset size relates directly to the increase in loans of $14.3 million, which pushed total loans to an all-time high of $152.8 million. The growth in loans was funded by increased borrowings from the Federal Home Loan Bank and a healthy increase in deposits of $8.9 million, which brought total deposits to $146.7 million.

     Total loan production within our defined market was $89.6 million, which was actually down by $22.4 million from last year. Half of that decline is directly associated with single-family mortgage loan production and the other half with commercial real estate loan volume, both reflecting the upward trend in interest rates and the end of refinancing activity. However, commercial business lending was up by more than $7.9 million, one-to-four-family construction lending increased by $6.0 million, and consumer loan production showed a slight increase of $.7 million. In addition, the bank participated with other banks in Alaska and the Pacific Northwest for an additional $3.2 million in loan business. It is important to note the progress the bank has made to change the makeup of the asset side of the balance sheet. It has been our mission for a number of years to reduce the percentage of 1-4 family fixed-rate home loans (typical of the savings and loan business model of decades past), to a more diversified mix of loans comprised of floating rate business and commercial real estate loans, shorter term consumer and construction loans, and an appropriate level of home loans. The transition was well underway before interest rates started back up after what has been a twenty-year downward trend. The loan portfolio is now well diversified and has a low interest rate risk profile as planned for a rising interest rate market.

     As always, I urge you to refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in addition to the financial statements and footnotes. It is important that you take the time to read this information.

     Operationally, the decision was made to close the bank’s two smallest offices in Hoonah and Yakutat. This was a difficult decision, but the relative cost of operations, remote location, and size of market gave us little choice. The offices did not actually close until January of 2006, so there was little impact on 2005.

     The remodel of the bank’s headquarters building in Juneau finally got underway after several years of review and design. The remodel addresses heating, cooling and electrical systems as well as providing employees and customers with space more conducive to today’s lifestyle. The project is to be completed in late summer of 2006.

     All considered, the bank continues to make steady progress in line with our business plan, improving overall financial results and our position in the market. We have done this in a regional market that has had minimal, and in some cases negative, growth over the last few years. Our officers and employees are committed to serving this unique market and take pride in what has been accomplished. We thank you for your investment and confidence in our company.

     I would like to close by thanking retiring director Avrum Gross for his 24 years of service to the bank. Av has been a valuable resource to the board and management over all these years. His experience, wisdom, and humor will be missed and we wish him well as he moves on to enjoy retirement.

Respectfully,

/s/Craig E. Dahl

Business of the Company

Alaska Pacific Bancshares, Inc. (the “Company”) was organized on March 19, 1999 for the purpose of becoming the holding company for Alaska Pacific Bank (formerly Alaska Federal Savings Bank) (the “Bank”), upon its conversion from a federal mutual savings bank to a federal stock savings bank. The conversion was completed on July 1, 1999 with the issuance of 655,415 shares of common stock at $10.00 per share. The Company is not engaged in any significant business activity other than holding the stock of the Bank. Accordingly, the information in this report, including the consolidated financial statements and related data, applies primarily to the Bank.

The Bank is a federal stock savings bank originally organized in 1935. The Bank is regulated by the Office of Thrift Supervision (“OTS”), and its deposits are insured up to applicable limits by the Savings Association Insurance Fund of the Federal Deposit Insurance Corporation (“FDIC”). The Bank has been a member of the Federal Home Loan Bank System since 1937.

The Bank operates as a community-oriented financial institution and is devoted to serving the needs of its customers, primarily in Southeast Alaska. The Bank’s business consists primarily of attracting deposits from the general public and using those funds to originate residential real estate loans, commercial real estate loans, commercial business loans, and a variety of consumer loans.

Common Stock Information

The Company’s common stock is traded on the over-the-counter market through the OTC “Electronic Bulletin Board” under the symbol “AKPB.” As of December 31, 2005, there were approximately 560 stockholders of record and 627,754 shares outstanding (including 13,062 unearned Employee Stock Ownership Plan (“ESOP”) shares).

Generally, if the Bank satisfies its regulatory capital requirements, it may make dividend payments up to the limits prescribed in the OTS regulations. However, an institution that has converted to the stock form of ownership may not declare or pay a dividend on, or repurchase any of, its common stock if the effect thereof would cause the regulatory capital of the institution to be reduced below the amount required for the liquidation account which was established in connection with the institution’s mutual-to-stock conversion.

The following table sets forth market price information of the Company’s stock for 2004 and 2005.

		Market Price

Years Ended December 31,	High		Low	Dividends

2004:
First Quarter	$26.00		$20.00	$0.07
Second Quarter	23.26		18.30	0.07
Third Quarter	22.00		18.50	0.07
Fourth Quarter	22.25		20.00	0.07

2005:
First Quarter	22.20		20.36	0.07
Second Quarter	20.36		18.50	0.08
Third Quarter	20.98		19.10	0.08
Fourth Quarter	20.25		19.65	0.08

Selected Consolidated Financial Information

This information should be read in conjunction with the Consolidated Financial Statements and related Notes thereto included elsewhere in this report.

Financial Condition Data:

(in thousands, except per share) December 31,	2005	2004	2003	2002	2001

Total assets	$177,157	$163,786	$164,559	$154,339	$154,572
Loans	152,722	138,433	125,282	107,274	111,192
Allowance for loan losses	1,448	1,380	1,159	1,152	939

Loans, net	151,274	137,053	124,123	106,122	110,253
Loans held for sale	2,531	1,137	2,938	4,590	995
Investment securities available for sale	7,464	7,897	11,292	8,076	12,351
Cash, due from banks, and interest-earning
deposits in banks	9,913	11,628	19,126	28,229	23,886
Deposits	146,650	137,784	138,612	132,681	126,309
Federal Home Loan Bank advances	12,048	8,333	9,219	5,000	13,000
Shareholders’ equity	16,638	16,005	15,257	14,967	12,991

Book value per share	$26.50	$25.49	$24.37	$24.02	$20.85

Operating Data:

(in thousands, except per share)
Year ended December 31,	2005	2004	2003	2002	2001

Interest income	$10,184	$9,201	$8,628	$9,315	$10,582
Interest expense	2,109	1,625	1,921	2,453	4,441

Net interest income	8,075	7,576	6,707	6,862	6,141
Provision for loan losses	120	360	195	370	210

Net interest income after provision for loan
losses	7,955	7,216	6,512	6,492	5,931
Noninterest income	1,129	1,386	1,388	1,272	1,212
Noninterest expense	7,865	7,422	7,062	6,579	6,683

Income before income tax	1,219	1,180	838	1,185	460
Provision for income tax (benefit)	488	472	335	(592)	-

Net income	$731	$708	$503	$1,777	$460

Net income per share:
Basic	$1.20	$1.18	$0.86	$3.10	$0.82
Diluted	1.15	1.12	0.81	2.98	0.80

Other Data:

December 31,	2005	2004	2003	2002	2001

Number of:
Real estate loans outstanding	895	704	842	854	924
Deposit accounts	13,053	12,863	12,842	13,369	13,735
Full service offices	7	7	7	7	7

Key Financial Ratios:

At and for Year ended December 31,	2005	2004	2003	2002	2001

Performance ratios:
Return on average assets	0.43%	0.42%	0.32%	1.21%	0.32%
Return on average equity	4.50	4.54	3.34	12.93	3.63
Interest rate spread (1)	4.73	4.60	4.25	4.66	4.04
Net interest margin:
On average earning assets	5.08	4.84	4.50	4.97	4.51
On average total assets	4.79	4.54	4.20	4.66	4.23
Average interest-earning assets to average
interest-bearing liabilities	126.89	123.59	120.05	117.50	114.49
Noninterest expense as a percent of average
total assets	4.66	4.45	4.42	4.47	4.60
Efficiency ratio (2)	86.34	85.91	91.11	84.29	95.73

Asset Quality Ratios:
Nonaccrual loans as a percent of net loans	0.86	1.07	0.25	1.67	1.23
Nonperforming assets as a percent of total
assets	0.79	0.93	0.37	1.27	0.99
Allowance for losses as a percent of total
loans	0.95	1.00	0.93	1.07	0.84
Allowance for losses as a percent of
nonperforming loans	111.47	93.69	370.29	64.83	69.09
Net chargeoffs to average loans	0.04	0.10	0.17	0.14	0.05

Equity Ratios:
Total equity to assets	9.39	9.77	9.27	9.70	8.40
Average equity to average assets	9.64	9.36	9.42	9.34	8.73

(1)	Difference between weighted average yield on interest-earning assets and weighted average rate on interest- bearing liabilities

(2)	Noninterest expense as a percent of the sum of net interest income and noninterest income, excluding gains on sale of loans and investments.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

The following discussion is intended to assist in understanding the consolidated financial condition and results of operations of the Company. The Company is not engaged in any significant business activity other than holding the stock of the Bank. Accordingly, the information in this discussion applies primarily to the Bank. The information contained in this section should be read in conjunction with the consolidated financial statements and the accompanying notes elsewhere in this annual report. In the following discussion, except as otherwise noted, references to “2005” or “2004” indicate the year ended December 31, 2005 or 2004.

The Bank’s results of operations depend primarily on its net interest income, which is the difference between the income earned on its interest-earning assets, consisting of loans and investments, and the cost of its interest-bearing liabilities, consisting of deposits and Federal Home Loan Bank (“FHLB”) borrowings. Among other things, fee income, provisions for loan losses, operating expenses and income tax provisions also affect the Bank’s net income. General economic and competitive conditions, particularly changes in market interest rates, government legislation and policies concerning monetary and fiscal affairs, housing and financial institutions and the attendant actions of the regulatory authorities also significantly affect the Bank’s results of operations.

Forward-Looking Statements

This annual report contains forward-looking statements, which are based on assumptions and describe future plans, strategies and expectations of the Company. Management desires to take advantage of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and is including this statement for the express purpose of availing the Company of the protections of the safe harbor with respect to all “forward-looking statements” contained in this annual report. These forward-looking statements are generally identified by use of the word “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” or similar words. The Company’s ability to predict results or the actual effect of future plans or strategies is uncertain. Factors which could have a material adverse effect on our operations include, but are not limited to, changes in interest rates, general economic conditions, legislative or regulatory changes, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board, the quality or composition of the loan or investment portfolios, demand for loan products, deposit flows, competition, demand for financial services in our market areas, and accounting principles and guidelines. You should consider these risks and uncertainties in evaluating forward-looking statements and you should not rely too much on these statements.

Operating Strategy

The Company’s strategy is to operate a community-oriented financial institution devoted to serving the needs of its customers. The Company’s business consists primarily of attracting retail deposits from the general public and using those funds to originate residential real estate loans, commercial real estate loans, commercial business loans, and a variety of consumer loans.

Financial Condition

Total assets were $177.2 million at December 31, 2005, compared with $163.8 million at December 31, 2004. The increase was the result of growth in loans, partly offset by decreases in investments and cash equivalents.

Loans increased $14.3 million, or 10.3%, to $152.7 million at December 31, 2005 from $138.4 million at December 31, 2004. The increase is largely attributable to continued marketing efforts to small businesses, builders, and consumers, as well as the purchase of participations in loans from other banks.

Following is a comparison of the composition of the portfolio (excluding loans held for sale) at both dates:

(dollars in thousands) December 31,	2005		2004

	Amount	Percent	Amount	Percent

Real estate:
Permanent:
One- to four-family	$49,425	32.36	$45,198	32.65%
Multifamily	1,261	0.83	782	0.56
Commercial nonresidential	45,874	30.04	44,150	31.89
Land	3,952	2.59	4,499	3.25
Construction:
One- to four-family	9,174	6.01	3,759	2.72
Multifamily	1,415	0.93	-	-
Commercial nonresidential	3,284	2.15	4,453	3.22
Commercial business	19,134	12.53	17,670	12.76
Consumer:
Home equity	13,454	8.81	12,287	8.88
Boat	3,914	2.56	4,174	3.02
Automobile	696	0.46	514	0.37
Other	1,139	0.75	947	0.68

Total loans	152,722	100.00%	138,433	100.00%
Less:
Allowance for loan losses	1,448		1,380

Loans, net	$151,274		$137,053

Loan demand continued to be strong in 2005, and further growth is expected in 2006. The mix of loans in the portfolio at December 31, 2005 was similar to December 31, 2004, with both one-to-four-family mortgages and commercial nonresidential real estate loans each representing nearly a third of the total. One-to-four-family construction loans grew significantly during 2005, growing from 2.7% to over 6.0% of the portfolio.

Production of one-to-four-family mortgage loans declined for the second straight year following the refinance boom of the preceding years. Following a 37.5% decline in 2004, mortgage production further decreased $9.8 million, or 32.3%, to $20.6 million in 2005 compared with $30.4 million in 2004. Fewer loans were sold in the secondary market in 2005, allowing net growth of $4.2 million in the mortgage portfolio.

Following is a summary of loans originated and purchased:

(in thousands) Year ended December 31,	2005	2004

Loans originated:
Real estate:
Permanent:
One- to four-family	$20,603	$30,435
Multifamily	-	100
Commercial nonresidential	22,206	36,708
Land	2,986	3,867
Construction:
One- to four-family	13,792	7,749
Multifamily	2,894	-
Commercial nonresidential	597	13,909
Commercial business	17,604	9,661
Consumer:
Home equity	4,377	5,818
Boat	673	849
Automobile	570	306
Other	3,347	2,677

Total loans originated	89,649	112,079
Loans purchased	3,205	3,433

Total loans originated and purchased	$92,854	$115,512

Cash and cash equivalents decreased $1.7 million to $9.9 million at December 31, 2005, compared to $11.6 million at December 31, 2004. The decrease cash equivalents was enabled by loan growth.

Available-for-sale securities decreased $0.4 million to $7.5 million at December 31, 2005, compared to $7.9 million at December 31, 2004. The net decrease was the result of principal reductions on mortgage-backed securities, partially replenished by the purchase of $3.0 million in securities during 2005.

Premises and equipment at December 31, 2005 was $2.1 million at December 31, 2005, a small decrease from the end of 2004. Some net growth in fixed assets is expected in 2006 as the Bank completes a major remodel of its largest office and administrative offices in Juneau at a cost exceeding $1.5 million.

Total deposits increased 6.4% to $146.7 million at December 31, 2005 from $137.8 million at December 31, 2004. As a result of continuing efforts to increase noninterest checking accounts of both businesses and consumers, noninterest-bearing demand deposits increased by $3.1 million, or 13.8%, to $25.8 million at December 31, 2005 from $22.7 million at December 31, 2004. Certificates of deposit increased $8.4 million, or 24.6%, to $42.7 million at December 31, 2005. Of this total increase, $6.2 million is in brokered CDs through the Certificate of Deposit Account Registry Service (“CDARS”); the remaining net growth of $2.2 million is at least partly the result of more aggressive pricing in 2005 compared with 2004.

FHLB advances increased a net $3.7 million to $12.0 million at December 31, 2005 from $8.3 million at December 31, 2004. This increase in borrowings, along with CDARS and other deposits, was used to fund the growth in loans during 2005.

Results of Operations

Net Income. Net income increased by $23,000, or 3.2%, to $731,000 for 2005, compared with $708,000 for 2004. Income for 2005 was affected by $25,000 of nonrecurring expense ($15,000 net of tax) related to the subsequent closure of two branches in the first quarter of 2006, as discussed elsewhere in this section. Excluding this expense, net income would have been $746,000, a 5.4% increase from 2004. The increase is attributable primarily to increased net interest income and decreased provision for loan losses, partly offset by a decrease in gains on sale of loans and an increase in noninterest expense. For purposes of comparison, pre-tax income may be separated into major components as follows:

			Income
			Increase
(in thousands) Year ended December 31,	2005	2004	(Decrease)

Net interest income	$8,075	$7,576	$499
Gain on sale of mortgage loans	95	323	(228)
Other noninterest income	1,034	1,063	(29)

Net revenues	9,204	8,962	242
Noniterest expense, excluding branch closure costs	(7,840)	(7,422)	(418)

Subtotal	1,364	1,540	(176)
Provision for loan losses	(120)	(360)	240

Pre-tax income, excluding branch closure costs	1,244	1,180	64
Branch closure costs	(25)	-	(25)

Income before income tax	$1,219	$1,180	$39

Net Interest Income. Net interest income increased $499,000, or 6.6%, to $8.1 million in 2005 from $7.6 million in 2004. The increase is due to a combination of factors. See the tables in “Average Balances, Interest and Average Yields/Cost” and in “Rate/Volume Analysis” elsewhere in this discussion.

A primary factor contributing to the increase in net interest income was growth in the loan portfolio. Average loans (including held for sale) increased $8.0 million, or 5.7%, to $147.2 million in 2005 from $139.2 million in 2004. Negatively affecting income from investment securities were FHLB dividends, which decreased to zero in 2005 compared with $56,000 in 2004, due to the suspension of dividends by FHLB beginning in the first quarter of 2005.

The increase in net interest income is also attributable to an increase in margins. While market interest rates generally increased in 2005, average rates on the Bank’s interest-bearing liabilities raised relatively less than the average yields on interest-earning assets. The spread between the two increased by 13 basis points (“bp”) to 4.73% in 2005 from 4.60% in 2004. As a result, the net interest margin on average interest-earning assets increased 24 bp to 5.08% in 2005 from 4.84% in 2004. Similarly, the net interest margin on average total assets increased 25 bp to 4.79% in 2005 from 4.54% in 2004.

Noninterest Income. Total noninterest income decreased $257,000 to $1,129,000 in 2005 from $1,386,000 in 2004, primarily due to a decline in gains on sale of loans.

Gains on sale of loans decreased $228,000, or 70.6%, to $95,000 in 2005 from $323,000 in 2004. The decrease is primarily the result of reduced demand for mortgage loans. The Bank’s mortgage production declined by 32.3% in 2005 compared with 2004, while a relatively higher proportion of production was added to the loan portfolio rather than sold.

Excluding gains on sale of mortgage loans, noninterest income decreased $29,000, or 2.7%, to $1,034,000 in 2005 compared with $1,063,000 in 2004. The small net decrease is primarily attributable to service charges other than those directly related to deposit accounts such loan-related fees and other fees which may vary from year to year.

Noninterest Expense. Noninterest expense, excluding nonrecurring branch closure costs, increased $418,000, or 5.6%, to $7.8 million in 2005 from $7.4 million in 2004. Compensation and benefits expense increased a net of $201,000, or 4.8%, but $179,000 of this increase was attributable to increased costs of employee medical benefits resulting from increased costs as well as improved benefits required to compete in the Company’s labor markets. Excluding medical benefits, compensation and all other benefits increased less than 1% for the year.

Subsequent Branch Closures. Subsequent to year end, at the end of January 2006, the Bank closed its offices in Hoonah and Yakutat, Alaska. The two offices are the Bank’s smallest, with deposits at December 31, 2005 of $3.8 million and $7.7 million, respectively. No other financial institution has a facility in either of these small communities, each with a population less than 1,000. The Bank intends to continue to serve its customers in Hoonah and Yakutat through online banking and other remote services. By closing these offices, management expects to save the cost of operating the two facilities, amounting to over $350,000 annually. The effect on future pre-tax income ultimately depends on the amount of business that is retained after the closures.

The costs of closing the offices are expensed as incurred. These costs, including estimated lease settlement costs and severance pay, have not yet been determined, but are estimated to amount to approximately $150,000, of which $25,000 has been recorded in the accompanying consolidated income statement for the year ended December 31, 2005. The remainder of such costs will be recorded primarily in the first quarter of 2006.

Provision and Allowance for Loan Losses

Provisions for loan losses are charges to earnings to bring the total allowance for loan losses to a level considered by management to be adequate to provide for known and inherent risks in the loan portfolio, including management's continuing analysis of factors underlying the quality of the loan portfolio.

The provision for loan losses decreased $240,000 to $120,000 for 2005 compared to $360,000 for 2004. The provisions for both years were considered appropriate in order for the allowance for loan losses to reflect management's best estimate of losses inherent in the loan portfolio. The allowance for loan losses increased $68,000, or 4.9%, to $1,448,000 at December 31, 2005 from $1,380,000 at December 31, 2004. The provisions and the resulting allowance are reflective of numerous factors, including the following:

  Loan losses. Net loan chargeoffs were $52,000 (0.03% of total loans) in 2005 compared with $139,000 (0.10% of total loans) in 2004.
  Growth and composition of the portfolio. Total loans increased $14.3 million to $152.7 million at December 31, 2005 compared with $138.4 million at December 31, 2004. Growth in recent years reflects gradual changes in composition away from single-family mortgages, moving to a greater proportion of loans to businesses. Management considered the higher relative risk of these loans in assessing the adequacy of the allowance.
  Management analysis of potential problem loans. As part of an assessment of the adequacy of the allowance, management performed a detailed review of individual loans for which full collectibility may not be assured. Such loans were $1.3 million (0.9% of total loans) at December 31, 2005, compared with $1.1 million (0.8% of total loans) at December 31, 2004. Of these, estimated loan impairments of approximately $365,000 and $182,000 were specifically considered in the assessment at December 31, 2005 and 2004, respectively.
  Past-due Loans. At December 31, 2005, 0.32% of all loan balances were past due 30 days or more, compared with 0.53% at December 31, 2004.
  Nonperforming and classified loans. Nonaccrual loans were $1.3 million (0.9% of total loans) at December 31, 2005, compared with $1.5 million (1.1% of total loans) at December 31, 2004. Loans classified as “substandard” or “doubtful” increased to $3.4 million (2.2% of total loans) at December 31, 2005, from $1.4 million (1.0% of total loans) at December 31, 2004.

  Economic conditions. Management considered known economic conditions in each of the geographic areas in which the Bank makes loans. For the last several years, Southeast Alaska’s economy has been relatively “flat” but stable, and management knows of no current economic conditions that warrant expectations of significant decline in the Bank’s markets. However, uncertainties in both the national and local economies have been considered in assessing the allowance.

The Company’s accounting for the allowance for loan losses is its most critical accounting process and is also the most subjective. While management believes that it uses the best information available to determine the allowance for loan losses, unforeseen market conditions and other events might result in adjustment to the allowance if circumstances differ substantially from the assumptions used in making the final determination. One or more of these events could have a significant effect on net income, and the effect could be both material and adverse.

For further information on the Bank’s accounting for the allowance for loan losses as well as how loan impairment is determined, see Note 1 of Notes to Consolidated Financial Statements.

Average Balances, Interest and Average Yields/Cost

The earnings of the Company depend largely on the spread between the yield on interest-earning assets, which consist primarily of loans and investments, and the cost of interest-bearing liabilities, which consist primarily of deposit accounts and borrowings, as well as the relative size of the Company’s interest-earning assets and interest-bearing liabilities.

The following table sets forth, for the periods indicated, information regarding average balances of assets and liabilities as well as the total dollar amounts of interest income from average interest-earning assets and interest expense on average interest-bearing liabilities, resultant yields, interest rate spread, net interest margin, and ratio of average interest-earning assets to average interest-bearing liabilities. Average balances are generally daily averages for the period.

(dollars in thousands)
Year ended December 31,		2005			2004

			Average			Average
	Average		Yield/	Average		Yield/
	Balance	Interest	Cost	Balance	Interest	Cost

Interest-earning assets:
Loans (1)	$147,218	$9,861	6.70%	$139,247	$8,798	6.32%
Investment securities (1)	9,704	262	2.70	11,403	336	2.95
Interest-earning deposits in banks	2,075	61	2.94	5,788	67	1.16

Total interest-earning assets	158,997	10,184	6.41	156,438	9,201	5.88
Allowance for loan losses	(1,413)			(1,318)
Cash and due from banks	6,576			6,018
Other assets	4,519			5,584

Total assets	$168,679			$166,722

Interest-bearing liabilities:
Deposits:
Interest-bearing demand	$31,087	$110	0.35%	$32,000	$97	0.30%
Money market	25,904	399	1.54	25,634	211	0.82
Savings	22,298	132	0.59	24,062	132	0.55
Certificates of deposit	35,621	965	2.71	35,658	741	2.08

Total interest-bearing deposits	114,910	1,606	1.40	117,354	1,181	1.01
Borrowings	10,393	503	4.84	9,229	444	4.81

Total interest-bearing liabilities	125,303	2,109	1.68	126,583	1,625	1.28
Noninterest-bearing demand deposits	24,761			22,373
Mortgage escrows	1,395			1,255
Other liabilities	967			909
Shareholders’ equity	16,253			15,602

Total liabilities and shareholders’ equity	$168,679			$166,722

Net interest income		$8,075			$7,576

Interest rate spread			4.73%			4.60%

Net interest margin:
On average interest-earning assets			5.08%			4.84%
On average total assets			4.79			4.54

Ratio of average interest-earning assets
to average interest-bearing liabilities	126.89%			123.59%

(1)	Average loans include nonperforming loans and loans held for sale. Interest income does not include interest on nonaccrual loans. Average investment securities include FHLB stock.

Rate/Volume Analysis

The following table sets forth the effects of changing rates and volumes on net interest income of the Company. Information is provided with respect to effects on interest income attributable to changes in volume, which are changes in volume multiplied by prior rate; effects on interest income attributable to changes in rate, which are changes in rate multiplied by prior volume; and changes in rate/volume, which is a change in rate multiplied by change in volume.

(in thousands)			Rate/
Year ended December 31, 2005 compared with 2004	Rate	Volume	Volume	Total

Interest-earning assets:
Loans	$528	$505	$30	$1,063
Investment securities	(28)	(50)	4	(74)
Interest-earning deposits in banks	103	(43)	(66)	(6)

Total net change in interest income	603	412	(32)	983

Interest-bearing liabilities:
Interest-bearing demand accounts	16	(3)	-	13
Money market accounts	184	2	2	188
Savings accounts	10	(10)	-	-
Certificates of deposit	225	(1)	-	224
Borrowings	3	56	-	59

Total net change in interest expense	438	44	2	484

Net change in net interest income	$165	$368	$(34)	$499

Yields Earned and Rates Paid

The following table sets forth, at the date and for the periods indicated, the weighted average yields earned on the Company’s assets and the weighted average interest rates paid on the Company’s liabilities, together with the net yield on interest-earning assets.

	At
	December 31,	For the Year Ended December 31,
	2005	2005	2004

Weighted average yield on:
Loans	6.99%	6.70%	6.32%
Investment securities	4.25	2.70	2.95
Interest-earning deposits in banks	3.90	2.94	1.16
Total interest-earning assets	6.83	6.41	5.88

Weighted average rate paid on:
Interest-bearing demand accounts	0.34	0.35	0.30
Money market accounts	2.12	1.54	0.82
Savings accounts	0.65	0.59	0.55
Certificates of deposit	3.07	2.71	2.08
Total interest-bearing deposits	1.76	1.40	1.01
Borrowings	4.87	4.84	4.81
Total interest-bearing liabilities	2.04	1.68	1.28

Interest rate spread	4.79	4.73	4.60

Net interest margin on:
Average interest-earning assets	5.04	5.08	4.84
Average total assets	4.71	4.79	4.54

Asset and Liability Management and Market Risk

Qualitative Analysis - Risks When Interest Rates Change. The Bank’s profitability depends primarily on its net interest income, which is the difference between the income it receives on its loan and investment portfolios and its cost of funds, which consists of interest paid on deposits and borrowings. The relative amounts of interest-earning assets and interest-bearing liabilities also affect net interest income. When interest-earning assets equal or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income. The Bank’s profitability is also affected by the level of noninterest income and expenses. Noninterest income includes service charges and fees and gain on sale of loans and investments. Noninterest expenses primarily include compensation and benefits, occupancy and equipment expenses, deposit insurance premiums and data processing expenses. General economic and competitive conditions, particularly changes in market interest rates, government legislation and regulation, and monetary and fiscal policies also significantly affect the Bank’s results of operations.

Quantitative Analysis - How the Bank Measures Its Risk of Interest Rate Changes. The Bank does not maintain a trading account for any class of financial instrument nor does it engage in hedging activities or purchase high-risk derivative instruments. Furthermore, the Bank has no significant foreign currency exchange rate risk or commodity price risk.

The Bank has sought to reduce the exposure of its earnings to changes in market interest rates by attempting to manage the mismatch between asset and liability maturities and interest rates. Principal elements in achieving this objective include increasing the interest-rate sensitivity of the Bank’s interest-earning assets by originating for its portfolio loans with interest rates that periodically adjust to market conditions, as well as continuing decisions to sell fixed-rate mortgage production versus keeping them in the portfolio. The Bank relies on retail deposits as its primary source of funds. Historically, retail deposits, compared to brokered deposits and borrowed funds, tend to reduce the effects of interest rate fluctuations because they generally represent a more stable source of funds.

In order to encourage institutions to reduce interest rate risk, the OTS adopted a rule incorporating an interest rate risk component into its risk-based capital rules. Using data compiled by the OTS, the Bank receives a report that measures interest rate risk by modeling the change in net portfolio value over a variety of interest rate scenarios. The OTS developed this procedure for measuring interest rate risk to replace the “gap” analysis, which is the difference between interest-earning assets and interest-bearing liabilities that mature or reprice within a specific time period. Net portfolio value is the present value of expected cash flows from assets, liabilities and off-balance-sheet contracts. The calculation is intended to illustrate the change in net portfolio value that will occur upon an immediate change in interest rates of at least 200 basis points with no effect given to any steps that management might take to counter the effect of that interest rate movement. Under OTS regulations, an institution with a greater than “normal” level of interest rate risk takes a deduction from total capital for purposes of calculating its risk-based capital. The OTS, however, has delayed the implementation of this regulation. An institution with a “normal” level of interest rate risk is defined as one whose “measured interest rate risk” is less than 2.0% . Institutions with assets of less than $300 million and a risk-based capital ratio of more than 12.0% are exempt. The Bank is exempt because of its asset size and risk-based capital ratio. Based on the Bank’s regulatory capital levels at December 31, 2005, the Bank believes that, if the proposed regulation had been implemented at that date, the Bank’s level of interest rate risk would not have caused it to be treated as an institution with greater than “normal” interest rate risk.

The following table illustrates the change in net portfolio value at December 31, 2005, based on OTS assumptions, that would occur in the event of an immediate change in interest rates, with no effect given to any steps which management might take to counter the effect of that interest rate movement.

(dollars in thousands)			Net Portfolio Value		Net Portfolio as % of Portfolio Value of Assets

					Net
Basis Point (“bp”)		Dollar	Dollar	Percent	Portfolio Value
Change in Rates		Amount	Change (1)	Change	Ratio (2)	Change (3)

300	bp	$21,149	$(4,339)	(17)%	11.80%	(200	) bp
200		22,717	(2,771)	(11)	12.54	(125)
100		24,240	(1,248)	(5)	13.24	(55)
0		25,488	-	-	13.80	-
(100)		25,714	227	1	13.87	7
(200)		24,864	(624)	(2)	13.43	(36)

(1)	Represents the increase (decrease) of the estimated net portfolio value at the indicated change in interest rates compared to the net portfolio value assuming no change in interest rates.

(2)	Calculated as the estimated net portfolio value divided by the portfolio value of total assets.

(3)	Calculated as the increase (decrease) of the net portfolio value ratio assuming the indicated change in interest rates over the estimated net portfolio value ratio assuming no change in interest rates.

The above table illustrates, for example, that at December 31, 2005 an instantaneous 200 basis point increase in market interest rates would reduce the Bank’s net portfolio value by $2.8 million, or 11%, and an instantaneous 200 basis point decrease in market interest rates would reduce the Bank’s net portfolio value by $624,000, or 2%.

The following table summarizes key exposure measures for the dates indicated. They measure the change in net portfolio value ratio for an adverse change in interest rates of 200 basis points upward or 200 basis points downward (100 basis points downward for December 31, 2004).

	December 31,		September 30,		December 31,
	2005		2005		2004

Pre-shock net portfolio
value ratio	13.80%		13.47%		13.33%
Post-shock net portfolio
value ratio	12.54%		12.44%		12.90%
Decline in net portfolio
value ratio	125	bp	103	bp	43	bp

These measures indicate a relatively low level of interest-rate risk at the present time. Among other factors, this is due to management decisions in recent years to effect a relative decrease in fixed-rate mortgages and a gradual shift to earning assets that tend to reprice with greater frequency.

The OTS uses certain assumptions in assessing the interest rate risk of thrift institutions. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under differing interest rate scenarios, among others. As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable rate mortgage loans, have features that restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates of deposit could deviate significantly from those assumed in calculating the table.

Liquidity and Capital Resources

The Bank’s primary sources of funds are deposits, proceeds from principal and interest payments on loans and mortgage-backed securities, and FHLB advances. While maturities and scheduled amortization of loans and mortgage-backed securities are a predictable source of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition.

The primary investing activity of the Bank has been the origination of loans, including one- to four-family mortgages, commercial real estate loans, commercial business loans, and consumer loans. Deposits, FHLB borrowings, and principal repayments on loans and mortgage-backed securities were the primary means for funding these activities.

The Bank must maintain an adequate level of liquidity to ensure the availability of sufficient funds to support loan growth and deposit withdrawals, to satisfy financial commitments and to take advantage of investment opportunities. The Bank’s sources of funds include deposits, principal and interest payments from loans and investments, and FHLB advances. During 2005 and 2004, the Company used its sources of funds primarily to fund new loans and to pay maturing certificates and other deposit withdrawals. At December 31, 2005, the Bank had loan commitments including unused portions of lines of credit and undisbursed construction loans, of $12.8 million.

At December 31, 2005, the Bank had $36,000 of net unrealized losses on investment securities classified as available for sale, which represented 0.5% of the amortized cost ($7.5 million) of the securities. This represented a decline of $56,000 compared with $20,000 of unrealized gains at December 31, 2004, primarily due to changes in market demand. Movements in market interest rates will continue to affect the unrealized gains and losses in these securities. However, assuming that the securities are held to their individual dates of maturity, even in periods of increasing market interest rates, as the securities approach their dates of maturity, any unrealized gains or losses will begin to decrease and will eventually be eliminated.

At December 31, 2005, certificates of deposit amounted to $42.7 million, or 29.1% of the Bank’s total deposits, including $31.6 million scheduled to mature by December 31, 2006. Historically, the Bank has been able to retain a significant amount of its deposits as they mature. Management believes it has adequate resources to fund all loan commitments with deposits and, as needed, FHLB advances and sale of mortgage loans and that it can adjust the offering rates of certificates of deposits to retain deposits in changing interest rate environments. In addition, the Bank has available a line of credit with the FHLB generally equal to 25% of the Bank’s total assets, or approximately $44.3 million at December 31, 2005, of which $32.3 million was unused.

The Bank is required to maintain specific amounts of capital pursuant to OTS requirements. As of December 31, 2005, the Bank was in compliance with all regulatory capital requirements that were effective as of this date with tangible, core, and risk-based capital ratios of 9.08%, 9.08% and 13.01%, respectively. For further information, see Note 2 of the Notes to Consolidated Financial Statements.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 123(R), Share-Based Payments. This Statement replaces SFAS 123, Accounting for Stock-Based Compensation and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS 123(R) requires that compensation cost relating to share-based payment transactions (for example, stock options granted to employees of the Company) be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments used. SFAS 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. The statement is effective for the Company on January 1, 2006. We have not determined the effects, if any, that this Statement will have on the Company’s financial statements.

SFAS No. 154, Accounting Changes and Error Corrections, a Replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS 154 establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to a newly adopted accounting principle. Previously, most changes in accounting principle were recognized by including the cumulative effect of changing to the new accounting principle in net income of the period of the change. Under SFAS 154, retrospective application requires (i) the cumulative effect of the change to the new accounting principle on periods prior to those presented to be reflected in the carrying amounts of assets and liabilities as of the beginning of the first period presented, (ii) an offsetting adjustment, if any, to be made to the opening balance of retained earnings (or other appropriate components of equity) for that period, and (iii) financial statements for each individual prior period presented to be adjusted to reflect the direct period-specific effects of applying the new accounting principle. Special retroactive application rules apply in situations where it is impracticable to determine either the period-specific effects or the cumulative effect of the change. Indirect effects of a change in accounting principle are required to be reported in the period in which the accounting change is made. SFAS 154 carries forward the guidance in APB Opinion 20 “Accounting Changes,” requiring justification of a change in accounting principle on the basis of preferability. SFAS 154 also carries forward without change the guidance contained in APB Opinion 20, for reporting the correction of an error in previously issued financial statements and for a change in an accounting estimate. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Corporation does not expect SFAS 154 will significantly impact its financial statements upon its adoption on January 1, 2006.

FASB Staff Position (“FSP”) No. 115-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. FSP 115-1 provides guidance for determining when an investment is considered impaired, whether impairment is other-than-temporary, and measurement of an impairment loss. An investment is considered impaired if the fair value of the investment is less than its cost. If, after consideration of all available evidence to evaluate the realizable value of its investment, impairment is determined to be other-than-temporary, then an impairment loss should be recognized equal to the difference between the investment’s cost and its fair value. FSP 115-1 nullifies certain provisions of Emerging Issues Task Force (EITF) Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, while retaining the disclosure requirements of EITF 03-1, which were adopted in 2003. FSP 115-1 is effective for reporting periods beginning after December 15, 2005. The Corporation does not expect FSP 115-1 will significantly impact its financial statements upon its adoption on January 1, 2006.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors Alaska Pacific Bancshares, Inc. Juneau, Alaska

We have audited the accompanying consolidated statements of financial condition of Alaska Pacific Bancshares, Inc. and Subsidiary (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Alaska Pacific Bancshares, Inc. and subsidiary as of December 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Spokane, Washington March 27, 2006

Alaska Pacific Bancshares, Inc. and Subsidiary
Consolidated Balance Sheets

(dollars in thousands) December 31,			2005	2004

Assets
Cash and due from banks			$7,730	$6,170
Interest-earning deposits in banks			2,183	5,458

Total cash and cash equivalents			9,913	11,628
Investment securities available for sale, at fair value (amortized cost:
2005 - $7,500; 2004 - $7,877)			7,464	7,897
Federal Home Loan Bank stock			1,784	1,777
Loans held for sale			2,531	1,137
Loans		152,722		138,433
Less allowance for loan losses			1,448	1,380

Loans, net		151,274		137,053
Accrued interest receivable			674	741
Premises and equipment			2,146	2,199
Repossessed assets			101	47
Other assets			1,270	1,307

Total Assets		$ 177,157		$163,786

Liabilities and Shareholders’ Equity
Deposits:
Noninterest-bearing demand		$ 25,816		$22,680
Interest-bearing demand			30,147	32,034
Money market			27,448	24,961
Savings			20,586	23,878
Certificates of deposit			42,653	34,231

Total deposits		146,650		137,784
Federal Home Loan Bank advances			12,048	8,333
Advance payments by borrowers for taxes and insurance			890	749
Accounts payable and accrued expenses			434	455
Accrued interest payable			345	205
Other liabilities			152	255

Total liabilities		160,519		147,781
Commitments and contingencies (Notes 12 and 13)
Shareholders’ Equity:
	December 31,
Common stock ($0.01 par value):	2005	2004

Authorized shares	20,000,000	20,000,000
Issued	655,415	655,415
Outstanding	627,754	627,754	7	7
Additional paid-in capital			5,958	5,911
Treasury stock	(27,661)	(27,661)	(342)	(342)
Unearned ESOP shares	(13,062)	(18,007)	(131)	(180)
Unvested shares in stock award plan	-	(3,034)	-	(30)
Retained earnings			11,167	10,627
Accumulated other comprehensive income (loss)			(21)	12

Total shareholders’ equity			16,638	16,005

Total Liabilities and Shareholders’ Equity		$ 177,157		$163,786

See notes to consolidated financial statements.

Alaska Pacific Bancshares, Inc. and Subsidiary
Consolidated Statements of Income

(in thousands, except per share) Year ended December 31,	2005	2004

Interest Income
Loans	$9,861	$8,798
Investment securities	262	336
Interest-earning deposits in banks	61	67

Total interest income	10,184	9,201
Interest Expense
Deposits	1,606	1,181
Federal Home Loan Bank advances	503	444

Total interest expense	2,109	1,625

Net Interest Income	8,075	7,576
Provision for loan losses	120	360

Net interest income after provision for loan losses	7,955	7,216
Noninterest Income
Mortgage servicing income	150	151
Service charges on deposit accounts	660	660
Other service charges and fees	224	252
Gain on sale of mortgage loans	95	323

Total noninterest income	1,129	1,386
Noninterest Expense
Compensation and benefits	4,363	4,162
Occupancy and equipment	1,548	1,499
Data processing	252	269
Professional and consulting fees	268	241
Marketing and public relations	282	275
Real estate owned expense, net	33	(60)
Other	1,119	1,036

Total noninterest expense	7,865	7,422

Income before income tax	1,219	1,180
Provision for income tax	488	472

Net Income	$731	$708

Net income per share:
Basic	$1.20	$1.18
Diluted	1.15	1.12

See notes to consolidated financial statements.

Alaska Pacific Bancshares, Inc. and Subsidiary

Consolidated Statements of Changes in Shareholders’ Equity and Comprehensive Income

					Unvested		Accumulated	Total
		Additional		Unearned	Shares in		Other	Share-
	Common	Paid-In	Treasury	ESOP	Stock	Retained	Comprehensive	holders’
(in thousands)	Stock	Capital	Stock	Shares	Award Plan	Earnings	Income (Loss)	Equity

Balance, January 1, 2004	$7	$5,857	$(362)	$(233)	$(80)	$10,092	$(24)	$15,257

Net income						708		708
Other comprehensive income:
Change in net unrealized gains and
losses on securities available
for sale (net of income tax of $24)							36	36

Comprehensive income								744
Exercise of stock options		(4)	20					16
ESOP shares earned		58		53				111
Accrued vesting of restricted stock					50			50
Cash dividends ($.28 per share)						(173)		(173

Balance, December 31, 2004	7	5,911	(342)	(180)	(30)	10,627	12	16,005

Net income						731		731
Other comprehensive income:
Change in net unrealized gains and
losses on securities available for
sale (net of income tax benefit of
$22)							(33)	(33

Comprehensive income								698
ESOP shares earned		47		49				96
Accrued vesting of restricted stock					30			30
Cash dividends ($.31 per share)						(191)		(191

Balance, December 31, 2005	$7	$5,958	$(342)	$(131)	$ -	$11,167	$(21)	$16,638

See notes to consolidated financial statements.

Alaska Pacific Bancshares, Inc. and Subsidiary
Consolidated Statements of Cash Flows

(in thousands) Year ended December 31,	2005	2004

Operating Activities
Net income	$731	$708
Adjustments to reconcile net income to net cash provided by
operating activities:
Provision for loan losses	120	360
Depreciation and amortization	391	362
Deferred income tax expense	54	381
Gain on sale of mortgage loans	(95)	(323)
Federal Home Loan Bank stock dividends	(7)	(45)
Amortization of fees, discounts, and premiums, net	(166)	(95)
ESOP expense	96	111
Stock award expense	30	50
Loss on sale of repossessed assets	4	45
Cash provided by changes in operating assets and liabilities:
Loans held for sale	(1,394)	1,801
Accrued interest receivable	67	(165)
Other assets	59	663
Advance payments by borrowers for taxes and insurance	141	63
Accrued interest payable	140	(22)
Accounts payable and accrued expenses	(21)	163
Other liabilities	(157)	(11)

Net cash provided by (used in) operating activities	(7)	4,046
Investing Activities
Purchase of investment securities available for sale	(2,957)	-
Maturities and principal repayments of investment securities
available for sale	3,232	3,277
Loan originations, net of principal repayments	(14,078)	(12,749)
Purchase of premises and equipment	(338)	(466)
Proceeds from sale of repossessed assets	43	265

Net cash used in investing activities	(14,098)	(9,673)
Financing Activities
Cash dividends paid	(191)	(173)
Net increase (decrease) in Federal Home Loan Bank advances	3,715	(886)
Net increase in demand and savings deposits	444	2,092
Net increase (decrease) in certificates of deposit	8,422	(2,920)
Proceeds from exercise of stock options	-	16

Net cash provided by (used in) financing activities	12,390	(1,871)

Decrease in cash and cash equivalents	(1,715)	(7,498)
Cash and cash equivalents at beginning of year	11,628	19,126

Cash and cash equivalents at end of year	$9,913	$11,628

Supplemental information:
Cash paid for interest	$1,969	$1,647
Cash paid for income taxes	79	15
Loans repossessed and transferred to repossessed assets	101	54
Net change in unrealized gains and losses on securities available for sale	(33)	36

See notes to consolidated financial statements.

Alaska Pacific Bancshares, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2005 and 2004

Note 1 – Summary of Significant Accounting Policies

GENERAL: The accompanying consolidated financial statements include the accounts of Alaska Pacific Bancshares, Inc. (the “Holding Company”) and its wholly owned subsidiary, Alaska Pacific Bank (the “Bank”). The Holding Company and the Bank are collectively referred to as the “Company.” All significant intercompany transactions have been eliminated in consolidation.

The Holding Company was formed in 1999 when the Bank converted from a federally chartered mutual savings bank to a federally chartered stock savings bank, issuing 655,415 shares in a subscription and community offering. Concurrent with the conversion, the Bank changed its name from Alaska Federal Savings Bank to Alaska Pacific Bank.

The Bank provides a range of financial services to individuals and small businesses in Southeast Alaska. The Bank’s financial services include accepting deposits from the general public and making residential and commercial real estate loans, consumer loans, and commercial loans. The Bank also originates, sells, and services residential mortgage loans under several federal and state mortgage-lending programs.

INVESTMENT SECURITIES: Securities available for sale, including mortgage-backed and related securities, are carried at fair value with unrealized gains and losses excluded from earnings and reported in a separate component of equity. Any security that management determines may not be held to maturity is classified as available for sale at the time the security is acquired. Any gains and losses realized on the sale of these securities are based on the specific identification method and included in earnings.

Purchase discounts and premiums on investment securities are amortized using the level yield method.

LOANS: Loans are reported at the principal amount outstanding, adjusted for net deferred loan fees and costs and other unamortized premiums or discounts.

Interest is accrued as earned unless management doubts the collectibility of the loan or the unpaid interest. Interest accrual is generally discontinued and loans are transferred to nonaccrual status when they become 90 days past due or earlier if the loan is impaired and collection is considered doubtful. All previously accrued but uncollected interest is deducted from interest income upon transfer to nonaccrual status. Income from nonaccrual loans is recorded only when interest payments are received.

Loans or portions of loans are charged off against the allowance for loan losses when considered uncollectible. Prior to charging a loan off, a loss allowance may be recognized on impaired loans for an estimated possible loss.

Loan origination fees and direct loan origination costs are deferred and recognized as an adjustment to interest income over the contractual life of the loan using the level yield method. When loans are sold, the related net unamortized loan fees and costs are included in the determination of the gain on sale of loans.

LOANS HELD FOR SALE: Loans held for sale consist primarily of residential mortgage loans and are individually valued at the lower of cost or market. Loans are recorded as sold when the loan documents are sent to the investor.

ALLOWANCE FOR LOAN LOSSES: The allowance for loan losses is maintained at a level believed to be sufficient to absorb losses probable and inherent in the loan portfolio. Management’s determination of the adequacy of the allowance is based on a number of factors, including the level of nonperforming loans, loan loss experience, collateral values, a review of the credit quality of the loan portfolio, and current economic conditions. Loans are categorized as either pass-graded or problem-graded based on periodic reviews of the loan portfolio. The allowance is evaluated quarterly based on an estimated range of probable loss comprised of two elements:

     - General component: The general allowance component is calculated by loan category as a range of estimated loss by applying various loss factors to pass-graded outstanding loans. The loss factors are based primarily on industry loss statistics, adjusted for the Bank’s historical loss experience and other significant factors that, in management’s judgment, affect the collectibility of the portfolio as of the evaluation date.

     - Specific component: The specific allowance component is established in cases where management has identified conditions or circumstances related to a problem-graded loan that management believes indicate a probable loss. A range of estimated loss is established for each such loan.

       Loan impairment is measured in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 114, Accounting by Creditors for Impairment of a Loan and SFAS No. 118, Accounting by Creditors for Impairment of a Loan – Income Recognition and Disclosures. Under these standards, loans are deemed to be impaired when management determines that it is probable that all amounts due under the contractual terms of the loan agreements will not be collectible in accordance with the original loan agreement. All problem-graded loans are evaluated for impairment. Impairment is measured by comparing the fair value of the collateral or present value of future cash flows to the recorded investment in the loan.

MORTGAGE SERVICING RIGHTS: Mortgage servicing rights are stated at amortized cost. Cost is amortized in proportion to, and over the period of, future expected net servicing income. Mortgage servicing rights are assessed for impairment based on the fair value of those rights and any impairment is recognized through a valuation allowance. In assessing impairment, the mortgage servicing rights are stratified based on the nature and risk characteristics, including coupon rates, of the underlying loans which, at December 31, 2005 and 2004, consisted primarily of one- to four-family residential mortgage loans.

PREMISES AND EQUIPMENT: Bank premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed on the straight-line method over the estimated useful lives of the assets: 20 to 50 years for buildings, five to 10 years for leasehold improvements, and three to 10 years for furniture and equipment. Expenditures for improvements and major renewals are capitalized and ordinary maintenance and repairs are charged to operations as incurred.

Long-lived assets are assessed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, estimated future cash flows expected to result from the use of the asset and its eventual disposition are compared with the carrying value, and a direct writedown is recorded for the amount of impairment, if any.

REPOSSESSED ASSETS: Real estate or other collateral acquired in satisfaction of a loan is initially recorded in repossessed assets at the lower of cost or estimated fair value less estimated selling costs, with any difference from the loan balance charged to the allowance for loan losses. Subsequent changes in estimated fair value result in writing down the properties, directly or through valuation accounts. Such writedowns and gains and losses on disposal, as well as operating income and costs incurred during the period of ownership, are recognized currently in noninterest expense.

FEDERAL HOME LOAN BANK STOCK: The Bank’s investment in Federal Home Loan Bank of Seattle (“FHLB”) stock is carried at cost because there is no active market for the stock. As a member of the FHLB system, the Bank is required to maintain a minimum level of investment in FHLB stock based on specified percentages of its outstanding mortgages, total assets or FHLB advances. At December 31, 2005, the Bank’s minimum investment requirement was approximately $504,000. The Bank may request redemption at par value on any stock in excess of the amount the Bank is required to hold. Stock redemptions are granted at the discretion of the FHLB.

ADVERTISING EXPENSE: Advertising costs are expensed as incurred. Advertising expense was $191,000 and $188,000 for the years ended December 31, 2005 and 2004, respectively.

INCOME TAX: The Company accounts for income tax using the asset and liability method. The asset and liability method recognizes the amount of tax payable at the date of the financial statements as a result of all events that have been recognized in the financial statements, as measured by the provisions of current enacted tax laws and rates. Net deferred tax assets are evaluated and reduced through a valuation allowance to the extent that it is more likely than not those assets will not be fully recovered in the future.

TREASURY STOCK: Treasury stock is accounted for on the basis of average cost, or $12.375 per share at December 31, 2005 and 2004.

EMPLOYEE STOCK OWNERSHIP PLAN: Compensation expense under the Company’s Employee Stock Ownership Plan (“ESOP”) is based upon the number of shares allocated to employees each year multiplied by the average share price for the year. Expense is reduced by the amount of dividends paid on unallocated shares. In computing earnings per share, shares outstanding are reduced by shares held by the ESOP that have not yet been allocated to employees.

STOCK OPTION PLAN: The Company has adopted SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123. This statement amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, that Statement requires prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. We have elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure as required by SFAS 148.

For purposes of pro forma disclosures, the estimated fair value of options at the time they are granted is amortized to expense over the options’ vesting period of five years. The fair value of options granted, primarily in 2000, was estimated using the Black-Scholes option pricing model, assuming a risk-free interest rate of 6.17%, a dividend yield of 2%, a stock price volatility factor of 0.19, and a weighted-average expected life of seven years. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123 to its stock option plan.

Year ended December 31	2005	2004

Net income, as reported	$731,000	$708,000
Total stock option employee compensation expense
determined under fair value based method, net of tax
effect	(15,000)	(24,000)

Pro forma net income	$716,000	$684,000

Earnings per share:
Basic – as reported	$1.20	$1.18
Basic – pro forma	1.18	1.14
Diluted – as reported	1.15	1.12
Diluted – pro forma	1.12	1.08

STATEMENT OF CASH FLOWS: The statement of cash flows has been prepared using the “indirect” method for presenting cash flows from operating activities. For purposes of this statement, cash and cash equivalents include cash and due from banks and interest-bearing deposits with banks.

SEGMENT REPORTING: The Company has identified a single segment at the entity-wide level used by senior management to make operating decisions.

RECENT ACCOUNTING PRONOUNCEMENTS: Significant recent accounting pronouncements are described below. In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 123(R), Share-Based Payments. This Statement replaces SFAS 123, Accounting for Stock-Based Compensation and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS 123(R) requires that compensation cost relating to share-based payment transactions (for example, stock options granted to employees of the Company) be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments used. SFAS 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. The statement is effective for the Company on January 1, 2006. We have not determined the effects, if any, that this Statement will have on the Company’s financial statements.

SFAS No. 154, Accounting Changes and Error Corrections, a Replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS 154 establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to a newly adopted accounting principle. Previously, most changes in accounting principle were recognized by including the cumulative effect of changing to the new accounting principle in net income of the period of the change. Under SFAS 154, retrospective application requires (i) the cumulative effect of the change to the new accounting principle on periods prior to those presented to be reflected in the carrying amounts of assets and liabilities as of the beginning of the first period presented, (ii) an offsetting adjustment, if any, to be made to the opening balance of retained earnings (or other appropriate components of equity) for that period, and (iii) financial statements for each individual prior period presented to be adjusted to reflect the direct period-specific effects of applying the new accounting principle. Special retroactive application rules apply in situations where it is impracticable to determine either the period-specific effects or the cumulative effect of the change. Indirect effects of a change in accounting principle are required to be reported in the period in which the accounting change is made. SFAS 154 carries forward the guidance in APB Opinion 20 Accounting Changes, requiring justification of a change in accounting principle on the basis of preferability. SFAS 154 also carries forward without change the guidance contained in APB Opinion 20, for reporting the correction of an error in previously issued financial statements and for a change in an accounting estimate. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Corporation does not expect SFAS 154 will significantly impact its financial statements upon its adoption on January 1, 2006.

FASB Staff Position (“FSP”) No. 115-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. FSP 115-1 provides guidance for determining when an investment is considered impaired, whether impairment is other-than-temporary, and measurement of an impairment loss. An investment is considered impaired if the fair value of the investment is less than its cost. If, after consideration of all available evidence to evaluate the realizable value of its investment, impairment is determined to be other-than-temporary, then an impairment loss should be recognized equal to the difference between the investment’s cost and its fair value. FSP 115-1 nullifies certain provisions of Emerging Issues Task Force (EITF) Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, while retaining the disclosure requirements of EITF 03-1, which were adopted in 2003. FSP 115-1 is effective for reporting periods beginning after December 15, 2005. The Corporation does not expect FSP 115-1 will significantly impact its financial statements upon its adoption on January 1, 2006.

FAIR VALUE OF FINANCIAL INSTRUMENTS: The fair value of cash and cash equivalents and accrued interest receivable is estimated to be equal to the carrying value, due to their short-term nature. The fair value of investment securities is based upon estimated market prices obtained from independent safekeeping agents. The fair value of FHLB stock is considered to be equal to its carrying value, since it may be redeemed at that value. The fair value of loans is estimated using present value methods which discount the estimated cash flows, including prepayments as well as contractual principal and interest, using current interest rates appropriate for the type and maturity of the loans.

For demand and savings deposits and accrued interest payable, fair value is considered to be carrying value. The fair values of fixed-rate certificates of deposit and FHLB advances are estimated using present value methods and current offering rates for such deposits and advances.

USE OF ESTIMATES: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Material estimates that are particularly susceptible to change in the near term relate to the determination of the allowance for loan losses, deferred income taxes, and useful lives for depreciation of premises and equipment. Actual results could differ from these estimates.

Note 2 – Regulatory Capital Requirements and Restrictions

The Bank is restricted on the amount of dividends it may pay to the Company. It is generally limited to the net income of the current fiscal year and that of the two previous fiscal years, less dividends already paid during those periods. At December 31, 2005, the Bank’s retained earnings available for dividends to the Company were approximately $1,272,000. However, payment of dividends may be further restricted by the Bank’s regulatory agency if such payment would reduce the Bank’s capital ratios below required minimums or would otherwise be considered to adversely affect the safety and soundness of the institution.

The Bank is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action (“PCA”), the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures have been established by regulation to ensure capital adequacy and require the Bank to maintain minimum capital amounts and ratios (set forth in the following table). The Bank’s primary regulatory agency, the Office of Thrift Supervision (“OTS”), requires that the Bank maintain minimum amounts and ratios (as defined in the regulations) of tangible capital of 1.5%, core capital of 4%, and total risk-based capital of 8%. The Bank is also subject to PCA capital requirement regulations set forth by the Federal Deposit Insurance Corporation (“FDIC”). The FDIC requires the Bank to maintain minimum amounts and ratios (as defined in the regulations) of total and Tier I capital to risk-weighted assets.

Management believes that, as of December 31, 2005 and 2004, the Bank meets all capital adequacy requirements to which it is subject. The Bank was categorized as “well capitalized” in the most recent notification by the Office of Thrift Supervision. There have been no events or conditions since that notification that management believes would change the Bank’s capital category.

Following is a summary of the Bank’s capital ratios:

				Minimum Capital Required

					To Be Categorized as
					“Well Capitalized”
			For Capital Adequacy		Under PCA
(dollars in thousands)	Actual		Purposes		Provisions

	Amount	Ratio	Amount	Ratio	Amount	Ratio

December 31, 2005:
Tangible capital (to total
assets)	$15,928	9.08%	$2,630	1.50%	N/A	N/A
Core capital (to total assets)	15,928	9.08	7,014	4.00	$8,768	5.00%
Total risk-based capital (to
risk weighted assets)	17,176	13.01	10,560	8.00	13,200	10.00
Tier I risk-based capital (to
risk weighted assets)	15,928	12.07	N/A	N/A	7,935	6.00

December 31, 2004:
Tangible capital (to total
assets)	$15,091	9.29%	$2,436	1.50%	N/A	N/A
Core capital (to total assets)	15,091	9.29	6,496	4.00	$8,120	5.00%
Total risk-based capital (to
risk weighted assets)	16,271	13.42	9,697	8.00	12,121	10.00
Tier I risk-based capital (to
risk weighted assets)	15,091	12.45	N/A	N/A	7,935	6.00

Note 3 – Investment Securities Available for Sale

Amortized cost and fair values of investment securities available for sale, including mortgage-backed securities, are summarized as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
(in thousands)	Cost	Gains	Losses	Value

December 31, 2005:
Mortgage-backed securities:
Fannie Mae	$6,079	$5	(104)	$5,980
Freddie Mac	641	-	(29)	613
Ginnie Mae	639	95	(2)	731
U.S. agencies and corporations:
SBA pools
	141	-	(1)	140

Total	$7,500	$100	$(136)	$7,464

December 31, 2004:
Mortgage-backed securities:
Fannie Mae	$5,788	$-	(81)	$5,707
Freddie Mac	908	-	(39)	869
Ginnie Mae	1,034	142	(4)	1,172
U.S. agencies and corporations:
SBA pools	147	2	-	149

Total	$7,877	$144	$(124)	$7,897

Impaired securities (those with unrealized losses) at December 31, 2005 are summarized as follows:

	Impaired less than		Impaired 12 months
	12 months		or more		Total

		Unrealized		Unrealized		Unrealized
(in thousands)	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses

Mortgage-backed
securities:
Fannie Mae	$1,408	$26	$2,814	$78	$4,222	$104
Freddie Mac	-	-	613	29	613	29
Ginnie Mae	-	-	56	2	56	2
U.S. agencies and
corporations:
SBA pools	140	1			140	1

Total	$1,548	$27	$3,483	$109	$5,031	$136

All securities with unrealized losses at December 31, 2005 were mortgage-backed or other securities issued by the U.S. government and agencies; collectibility of principal and interest is considered to be reasonably assured. The fair values of individual securities fluctuate significantly with interest rates and with market demand for securities with specific structures and characteristics. Management does not consider these unrealized losses to be other than temporary.

No securities were designated as held to maturity at December 31, 2005 or 2004.

All investment securities at December 31, 2005 have final contractual maturities of more than ten years. Actual maturities may vary due to prepayment of the underlying loans.

At December 31, 2005, investment securities with amortized cost of $6,659,000 and market value of $6,638,000 were pledged to secure public funds deposited with the Bank.

There were no sales of securities during 2005 or 2004. The Bank does not have a securities trading portfolio.

Note 4 – Loans

Loans are summarized as follows:

(in thousands) December 31,	2005	2004

Real estate:
Permanent:
One- to four-family	$49,425	$45,198
Multifamily	1,261	782
Commercial nonresidential	45,874	44,150
Land	3,952	4,499
Construction:
One- to four-family	9,174	3,759
Multifamily	1,415	-
Commercial nonresidential	3,284	4,453
Commercial business	19,134	17,670
Consumer:
Home equity	13,454	12,287
Boat	3,914	4,174
Automobile	696	514
Other	1,139	947

Loans	$152,722	$138,433

Loans held for sale	$2,531	$1,137

Loans are net of deferred loan fees and other discounts amounting to $835,000 and $808,000 at December 31, 2005 and 2004, respectively.

Loans include overdrawn balances of deposit accounts of $29,000 and $86,000 at December 31, 2005 and 2004, respectively.

Interest income from tax-exempt loans was $1,000 and $7,000 in 2005 and 2004, respectively.

Real estate loans are secured primarily by properties located in Southeast Alaska. Commercial real estate loans are generally secured by warehouse, retail, and other improved commercial properties. Commercial business loans are generally secured by equipment, inventory, accounts receivable, or other business assets.

Impaired loans are summarized as follows:

(in thousands) Year ended December 31,	2005	2004

Impaired loans at end of year	$1,299	$1,074
Impaired loans at end of year for which
allowances have been provided	1,299	1,074
Amount of allowances at end of year	365	182
Average impaired loans	1,187	837
Interest income recognized on impaired loans	-	15

Nonaccrual loans were $1,299,000 and $1,473,000 at December 31, 2005 and 2004, respectively. For the year ended December 31, 2005, approximately $78,000 of interest would have been recorded if these loans had been current according to their original terms and had been outstanding throughout the year; no interest income on these loans was included in income for the year.

MORTGAGE LOAN SERVICING: The Bank services residential and other real estate loans for Alaska Housing Finance Corporation (“AHFC”), U.S. Government agencies, and institutional and private investors totaling $100,024,000 and $104,411,000 as of December 31, 2005 and 2004, respectively. These loans are the assets of the investors and, accordingly, are not included in the accompanying balance sheets. Related servicing income, net of amortization of mortgage servicing rights, amounted to $150,000 and $151,000 for 2005 and 2004, respectively.

The amortized cost of mortgage servicing rights, which approximates fair value, was $689,000 and $752,000 at December 31, 2005 and 2004, respectively. The amount of servicing assets recognized during 2005 was $51,000 and amortization was $114,000 for the year. The amount of servicing assets recognized during 2004 was $199,000 and amortization was $100,000 for the year. Management has determined that a valuation allowance for impairment is not required at December 31, 2005 or 2004.

RELATED PARTY LOANS: In the ordinary course of business, the Bank makes loans to executive officers and directors of the Bank and to their affiliates. These loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions. The aggregate dollar amount of these loans was $2,738,000 and $1,595,000 at December 31, 2005 and 2004, respectively. During the year ended December 31, 2005 and 2004, new loans of this type were $1,593,000 and $375,000, respectively, and repayments were $450,000 and $422,000, respectively.

Note 5 – Allowance for Loan Losses

Following is an analysis of the changes in the allowance for loan losses:

(in thousands) Year ended December 31,	2005	2004

Balance at beginning of year	$1,380	$1,159
Provision for loan losses	120	360
Loans charged off	(64)	(230)
Recoveries	12	91

Balance at end of year	$1,448	$1,380

Note 6 – Premises and Equipment

Following is a summary of premises and equipment:

(in thousands) December 31,	2005	2004

Land	$424	$424
Buildings	2,122	2,049
Leasehold improvements	2,163	2,068
Furniture, fixtures and equipment	2,614	2,493

	7,323	7,034
Less accumulated depreciation	(5,177)	(4,855)

	$2,146	$2,199

Depreciation and amortization expense for the years ended December 31, 2005 and 2004 amounted to $391,000 and $362,000, respectively.

Note 7 – Deposits

Deposits in excess of $100,000 are not federally insured. Certificates of deposit exceeding $100,000 at December 31, 2005 and 2004 were $8,045,000 and $6,787,000, respectively, and the uninsured excess over $100,000 amounted to $3,045,000 and $2,933,000, respectively.

The scheduled maturities of certificates of deposit as of December 31, 2005, are as follows:

(in thousands) Year ending December 31,

2006		$31,604
2007		5,732
2008		2,792
2009		1,366
2010 and thereafter		1,159

		$42,653

Interest expense on deposits consists of the following:

(in thousands) Year ended December 31,	2005	2004

Interest-bearing demand	$110	$97
Money market	399	211
Savings	132	132
Certificates of deposit	965	741

	$1,606	$1,818

The weighted averages interest rates paid on deposits are as follows:

Year ended December 31,	2005	2004

Interest-bearing demand	0.35%	0.30%
Money market	1.54	0.82
Savings	0.59	0.55
Certificates of deposit	2.71	2.08

Deposits from the Company’s executive officers, directors, and their related companies were $1,363,000 and $2,701,000 at
December 31, 2005 and 2004, respectively.

Note 8 – Federal Home Loan Bank Advances

FHLB advances consist of the following:

(dollars in thousands) December 31,	2005	2004

Overnight advances, 4.325%	$4,600	$-
Five-year amortizing advance, final maturity in
2008, 3.03%	1,271	1,872
Seven-year amortizing advance, final maturity in
2010, 3.62%	1,177	1,461
Putable advance, maturing in 2009, putable earlier
at discretion of FHLB, 6.13%	5,000	5,000

	$12,048	$8,333

FHLB advances at December 31, 2005 with final maturities of more than one year have scheduled maturities as follows:

(in thousands)
Year ending December 31,

2006	$886
2007	886
2008	356
2009	5,286
2010	34

Total	$7,448

The average balance of FHLB advances outstanding during 2005 and 2004 was $10,393,000 and $9,229,000, respectively. The maximum amount of advances outstanding at any month end during 2005 and 2004 was $14,095,000 and $14,105,000, respectively. Under a blanket pledge agreement, all funds on deposit at FHLB, as well as all unencumbered qualifying loans and investment securities, are available to collateralize FHLB advances.

The Bank has available a line of credit with the FHLB generally equal to 25% of the Bank’s total assets, or approximately $44.3 million at December 31, 2005, of which $32.3 million was unused.

Note 9 – Retirement Plans

The Bank has a salary deferral 401(k) plan. Employees who are at least 18 years of age and have completed three months of service are eligible to participate in the plan. Employees may contribute on a pretax basis up to 17% of their annual salary up to a maximum limit under the law. Under the plan, the Bank has matched 75% of the first $2,667 of employee contribution. Beginning in 2006, the Bank will match 100% of employee contributions of up to 4% of compensation. For the years ended December 31, 2005 and 2004, the Bank contributed $84,000 and $74,000, respectively, to the plan, including administrative expenses.

The Company has an Employee Stock Ownership Plan (“ESOP”) established in connection with the conversion to stock ownership. Eight percent of the shares issued in the conversion, or 52,433 shares, were purchased by the ESOP in exchange for a note payable to the Holding Company. The shares are allocated to employees over a ten-year period in proportion to the principal and interest paid on the note at the end of each year. All employees who have completed one year’s service automatically participate in the plan, and each year’s allocation is distributed in proportion to total compensation of employees. Employees are vested in the plan over a seven-year period. Dividends paid on allocated shares are credited to employee’s accounts, but dividends on unallocated shares are used to reduce the expense of the plan. At December 31, 2005 and 2004, 39,371 and 34,426 shares, respectively, were allocated to employees. The Company’s expense for the plan, including administrative expenses, amounted to $106,000 and $116,000 for the years ended December 31, 2005 and 2004, respectively. Unallocated shares had a market value of $261,000 and $400,000 at December 31, 2005 and 2004, respectively.

Note 10 – Stock-Based Compensation

STOCK OPTION PLAN: In 2000, the Company’s shareholders approved the 2000 Stock Option Plan, providing for the granting of options to directors and officers on up to 65,542 shares of the Company’s stock. Options on 65,542 shares were granted in 2000, with an exercise price equal to the market price of the stock at the date of grant, or $9.75. Options on 3,400 shares were granted in 2003, replacing forfeitures, with an exercise price of $17.50. Options become exercisable in five equal annual installments commencing one year after the date of grant, and unexercised options expire ten years after the date of grant.

In 2003, the Company’s shareholders approved the 2003 Stock Option Plan, providing for the granting of options on up to 32,000 shares. No options have been granted under the 2003 plan.

Following is a summary of the changes in stock options:

(in thousands)
Year ended December 31,		2005		2004

	Number of		Number of
	Options	Exercise Price	Options	Exercise Price

Stock options outstanding at
beginning of year	60,320	$9.75 - $17.50	61,942	$9.75 - $17.50
Granted	-		-
Exercised	-		(1,622)	9.75
Forfeited	-		-

Stock options outstanding at
end of year	60,320	$9.75 - $17.50	60,320	$9.75 - $17.50

Options exercisable at end of
year	58,280	$9.75 - $17.50	45,694	$9.75 - $17.50

Stock options outstanding at December 31, 2005 are summarized as follows:

			Weighted-
	Weighted-		Average
	Average	Number	Remaining
	Exercise	Outstanding at	Contractual Life	Number
December 31, 2005	Price	End of Year	(Years)	Exercisable

	$9.75	56,920	4.6	56,920
	17.50	3,400	7.2	1,360

Total	$10.19	60,320	4.7	58,280

MANAGEMENT RECOGNITION PLAN: In 2000, the Company’s shareholders approved the 2000 Management Recognition Plan, providing for the issuance of up to 26,217 shares of stock in the form of restricted stock awards. On July 20, 2000, 26,217 shares were granted with a total cost of $256,000, based on the market price of $9.75 per share. The shares vested in five equal annual installments in 2001 through 2005. No shares remained restricted at December 31, 2005. Compensation expense related to the plan was $30,000 and $53,000 for the years ended December 31, 2005 and 2004, respectively, including dividends on restricted shares.

Note 11 – Operating Leases

The Bank leases certain of its premises and equipment under noncancelable operating leases with terms in excess of one year. Future minimum lease payments under these leases at December 31, 2005, are summarized as follows:

(in thousands) Year ending December 31,

2006	$484
2007	485
2008	390
2009	74
2010	52
2011 and thereafter	150

$1,635

Rent expense was $518,000 and $501,000 for the years ended December 31, 2005 and 2004, respectively. Rental income on owned premises amounted to $8,000 and $6,000 for the years ended December 31, 2005 and 2004, respectively.

Note 12 – Income Tax

The provision for income tax consisted of the following:

(in thousands) Year ended December 31,	2005	2004

Taxes paid or currently payable	$434	$91
Change in deferred taxes	54	381

Income tax expense	$488	$472

A reconciliation of taxes computed at federal statutory corporate tax rates (34% in 2005 and 2004) to tax expense, as shown in the accompanying statements of income and changes in shareholders’ equity, is as follows:

(in thousands) Year ended December 31,	2005	2004

Income tax expense at statutory rate	$414	$401
Income tax effect of:
Effect of permanent differences	12	(2)
Effect of state income tax	75	73
Other	(13)	-

Income tax expense	$488	$472

Effective tax rate	40%	40%

Deferred federal income tax is provided for the temporary differences between the tax basis and financial statement carrying amounts of assets and liabilities. Components of the Company’s net deferred tax assets consisted of the following:

(in thousands) December 31,	2005	2004

Deferred tax assets:
Bad debt reserves	$580	$639
Property, plant and equipment	75	148
Accrued vacation	54	52
Other	73	41

Gross deferred tax assets	782	880
Deferred tax liabilities:
Deferred loan fees, net	(52)	(64)
FHLB stock dividends	(570)	(571)
Other	-	(53)

Gross deferred tax liabilities	(622)	(688)

Net deferred tax assets	$160	$192

In August 1996, the Small Business Job Protection Act of 1996 (“the Act”) was signed into law. Under the Act, the percentage of taxable income method of accounting for tax basis bad debts is no longer available effective for the years ending after December 31, 1995. As a result, the Bank is required to use the experience method of accounting for tax basis bad debts for 1998 and later years. In addition, the Act requires the recapture of post-1987 (the base year) additions to the tax bad debt reserves made pursuant to the percentage of taxable income method. The Bank is not subject to this recapture in 2005 or 2004, as its tax bad debt reserves do not exceed its base year reserve. As a result of the bad debt deductions, shareholders’ equity as of December 31, 2005, includes accumulated earnings of approximately $1,759,000 for which federal income tax has not been provided. If, in the future, this portion of retained earnings is used for any purpose other than to absorb losses on loans or on property acquired through foreclosure, federal income tax may be imposed at then-applicable rates.

Note 13 – Commitments and Contingencies

COMMITMENTS: Commitments to extend credit, including lines of credit, totaled $8,122,000 and $9,347,000 at December 31, 2005 and 2004, respectively. Commitments to extend credit, generally at a variable interest rate, are arrangements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee by the customer. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates creditworthiness for commitments on an individual customer basis.

Undisbursed loan proceeds, primarily for real estate construction loans, totaled $4,636,000 and $4,057,000 at December 31, 2005 and 2004, respectively. These amounts are excluded from the balance of loans at year end.

The Bank has deposits in other institutions in excess of $100,000 insured by the FDIC.

CONCENTRATIONS: More than 75% of all loans in the Bank’s portfolio are secured by real estate located in communities of Southeast Alaska.

Note 14 – Earnings per Share

Basic earnings per share (“EPS”) is computed by dividing net income by the weighted-average number of common shares outstanding during the period less treasury stock, unvested stock awards under the Management Recognition Plan (“unvested stock awards”), and unallocated and not yet committed to be released Employee Stock Ownership Plan shares (“unearned ESOP shares”). Diluted EPS is calculated by dividing net income by the weighted-average number of common shares used to compute basic EPS plus the incremental amount of potential common stock from unvested stock awards and stock options, determined by the treasury stock method. The following table shows the calculation of basic and diluted EPS.

Year ended
December 31,		2005			2004

	Net	Average	Earnings	Net	Average	Earnings
	Income	Shares	Per Share	Income	Shares	Per Share

Net income/average
shares issued	$731,000	655,415		$708,000	655,415
Treasury stock		(27,661)			(28,675)
Unvested stock awards		(921)			(5,643)
Unearned ESOP shares		(18,007)			(23,252)

Basic EPS	731,000	608,826	$1.20	708,000	597,845	$1.18
Incremental shares under
stock plans:
Stock awards		475			3,032
Stock options		29,767			31,739

Diluted EPS	$731,000	639,068	$1.15	$708,000	632,616	$1.12

Note 15 – Fair Value of Financial Instruments

The following information is presented in accordance with the requirements of SFAS No. 107, Disclosures about Fair Value of Financial Instruments. The estimated fair value amounts have been determined by the Bank using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Bank could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

(in thousands) December 31,		2005			2004

			Estimated			Estimated
	Carrying		Fair	Carrying		Fair
	Amount		Value	Amount		Value

Financial Assets
Cash and cash equivalents	$9,913		$9,913	$11,628		$11,628
Investment securities available for sale	7,464		7,464	7,897		7,897
FHLB stock	1,784		1,784	1,777		1,777
Loans, including held for sale	155,253		155,940	139,570		142,207
Accrued interest receivable	674		674	741		741

Financial Liabilities
Demand and savings deposits	103,997		103,997	103,553		103,553
Certificates of deposit	42,653		42,267	34,231		34,158
FHLB Advances	12,048		12,255	8,333		8,839
Accrued interest payable	345		345	205		205

The estimated fair value of loan commitments is $11,000 and $14,000 at December 31, 2005 and 2004, respectively. Although management is not aware of any subsequent events that would significantly affect the estimated fair value amounts as of December 31, 2005, such amounts have not been comprehensively revalued since that date and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

Note 16 – Parent Company Financial Information

Summarized financial information for Alaska Pacific Bancshares, Inc. (parent company only) is presented below:

PARENT COMPANY CONDENSED BALANCE SHEET

(in thousands) December 31,	2005	2004

Assets
Cash	$639	$855
Investment in subsidiary	15,999	15,150
Other assets	-	-

Total Assets	$16,638	$16,005

Liabilities and Shareholders’ Equity
Shareholders’ equity	$16,638	$16,005

Total Liabilities and Shareholders’ Equity	$16,638	$16,005

PARENT COMPANY CONDENSED INCOME STATEMENT

(in thousands) Year ended December 31,	2005	2004

Equity in earnings of subsidiary	$836	$805

Total income	836	805
Operating expenses	105	97

Income before income tax	731	708
Income tax	-	-

Net income	$731	$708

PARENT COMPANY CONDENSED STATEMENT OF CASH FLOWS

(in thousands) Year ended December 31,	2005	2004

Cash flows from operating activities:
Net income	$731	$708
Adjustments to reconcile net income to net cash used in
operating activities:
Equity in earnings of subsidiary	(836)	(805)
Increase (decrease) in other assets	-	2

Net cash used in operating activities	(105)	(95)

Cash flows from investing activities:
Distributions received from subsidiary	80	401

Net cash provided by investing activities	80	401

Cash flows from financing activities:
Issuance of common stock	-	16
Cash dividends paid	(191)	(173)

Net cash used in financing activities	(191)	(157)

Net increase (decrease) in cash	(216)	149
Cash at beginning of year	855	706

Cash at end of year	$639	$855

Note 17 – Subsequent Event – Branch Closures

On January 26, 2006, the Bank closed its offices in Hoonah and Yakutat, Alaska. The two offices are the Bank’s smallest, with deposits at December 31, 2005 of $3.9 million and $7.7 million, respectively. No other financial institution has a facility in either of these small communities, each with a population less than 1,000. The Bank intends to continue to serve its customers in Hoonah and Yakutat through online banking and other remote services. By closing these offices, management expects to save the cost of operating the two facilities, amounting to over $350,000 annually. The effect on future pre-tax income ultimately depends on the amount of business that is retained after the closures.

The costs of closing the offices are expensed as incurred. These costs, including estimated lease settlement costs and severance pay, have not yet been determined, but are estimated to amount to approximately $150,000, of which $25,000 has been recorded in the accompanying consolidated income statement for the year ended December 31, 2005. The remainder of such costs will be recorded primarily in the first quarter of 2006.

Form 10-KSB

A copy of the Form 10-KSB, including consolidated financial statements, as filed with the Securities and Exchange Commission, will be furnished without charge to stockholders as of the record date for voting at the annual meeting of shareholders upon written request to Roger K. White, Secretary, Alaska Pacific Bancshares, Inc., 2094 Jordan Avenue, Juneau, Alaska 99801.

Directors and Executive Officers

Roger Grummett, Chairman of the Board
Retired Partner
Shattuck & Grummett, Inc.

Hugh N. Grant
Real estate and retailing

Craig E. Dahl
President and
Chief Executive Officer Alaska Pacific Bancshares, Inc.
     and Alaska Pacific Bank

Avrum M. Gross
Retired Partner Gross & Burke

Deborah R. Marshall
CEO
McDunnah’s Ltd.

Scott C. Milner
President
Milner Howard Mortensen & Palmer PC, CPA's

Eric McDowell
President
McDowell Group, Inc.

Marta Ryman
Director and Former Chairman
Shee Atika, Inc.

William J. Schmitz
Partner
Schmitz & Buck

EXECUTIVE OFFICERS

Craig E. Dahl
President and Chief Executive Officer of
Alaska Pacific Bancshares, Inc. and Alaska Pacific Bank

Lisa J. Corrigan
Executive Vice President and
Chief Operating Officer of
Alaska Pacific Bancshares, Inc. and Alaska Pacific Bank

Roger K. White
Senior Vice President, Chief Financial Officer
and Secretary of Alaska Pacific Bancshares, Inc.
and Senior Vice President and Chief Financial Officer of
Alaska Pacific Bank

John E. Robertson
Senior Vice President and
Chief Lending Officer of Alaska Pacific Bank

Corporate Information

CORPORATE HEADQUARTERS
2094 Jordan Avenue
Juneau, AK 99801
907-789-4844

INDEPENDENT AUDITORS
Moss Adams LLP
601 West Riverside Suite 1800
Spokane, WA 99201

STOCK REGISTRAR AND TRANSFER AGENT
Computershare Trust Company, Inc.
350 Indiana Street, Suite 350
Golden, CO 80401

COMMON STOCK
Traded on the OTC Electronic Bulletin Board under the symbol: AKPB

SPECIAL COUNSEL
Breyer & Associates PC
8180 Greensboro Drive Suite 785
McLean, VA 22102

GENERAL COUNSEL
Baxter Bruce & Sullivan PC
P.O. Box 32819
Juneau, AK 99803

ANNUAL MEETING OF
SHAREHOLDERS
May 16, 2006 11:00 a.m.
Treadwell Ballroom
Westmark Baranof Hotel
127 North Franklin Street
Juneau, AK 99801