Form 10KSB/A, Exhibit 13
period 2005-12-31
ALASKA PACIFIC BANCSHARES INC
filed 2006-06-13
CIK 1081860

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

/s/Moss Adams LLP

Spokane, Washington March 27, 2006, except for Note 18, as to which the date is June 12, 2006

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

Note 18 – Correction of An Error - Cash Flows Presentation

The accompanying Consolidated Statement of Cash Flows for the year ended December 31, 2004 has been restated to properly classify cash receipts and cash payments resulting from acquisitions and sales of loans originated for resale in accordance with SFAS No. 102 as operating activities which were previously presented as investing activities.  The effect of this correction was an increase in net cash provided by operating activities and net cash used in investing activities by $1,801,000.  The correction had no effect on the Company's financial position, income, or total net cash flows.

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