Form 10KSB, Exhibit 13
period 2006-12-31
ALASKA PACIFIC BANCSHARES INC
filed 2007-03-30
CIK 1081860

Alaska Pacific Bancshares, Inc.

Annual Report 2006 (Financial Portion Only)

Contents

Business of the Company

Common Stock Information

Selected Consolidated Financial Information

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Independent Auditors’ Report

Consolidated Financial Statements

Notes to Consolidated Financial Statements

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

The Bank is a federal stock savings bank originally organized in 1935. The Bank is regulated by the Office of Thrift Supervision (“OTS”), and its deposits are insured up to applicable limits by the Federal Deposit Insurance Corporation (“FDIC”). The Bank has been a member of the Federal Home Loan Bank System since 1937.

The Bank operates as a community-oriented financial institution and is devoted to serving the needs of its customers, primarily in Southeast Alaska. The Bank’s business consists primarily of attracting deposits from the general public and using those funds to originate residential real estate loans, commercial real estate loans, commercial business loans, and a variety of consumer loans.

Common Stock Information

The Company’s common stock is traded on the over-the-counter market through the OTC “Electronic Bulletin Board” under the symbol “AKPB.” As of December 31, 2006, there were approximately 550 stockholders of record and 639,809 shares outstanding (including 8,412 unearned Employee Stock Ownership Plan (“ESOP”) shares). Generally, if the Bank satisfies its regulatory capital requirements, it may make dividend payments up to the limits prescribed in the OTS regulations. However, an institution that has converted to the stock form of ownership may not declare or pay a dividend on, or repurchase any of, its common stock if the effect thereof would cause the regulatory capital of the institution to be reduced below the amount required for the liquidation account which was established in connection with the institution’s mutual-to-stock conversion.

The following table sets forth market price information of the Company’s stock for 2006 and 2005.

		Market Price

Years Ended December 31,	High		Low	Dividends

2005:
First Quarter	$22.20		$20.36	$0.07
Second Quarter	20.36		18.50	0.08
Third Quarter	20.98		19.10	0.08
Fourth Quarter	20.25		19.65	0.08

2006:
First Quarter	21.50		20.00	0.08
Second Quarter	21.75		20.41	0.09
Third Quarter	23.00		21.25	0.09
Fourth Quarter	24.00		21.00	0.09

Selected Consolidated Financial Information

This information should be read in conjunction with the Consolidated Financial Statements and related Notes thereto included elsewhere in this report.

Financial Condition Data:

(in thousands, except per share) December 31,	2006	2005	2004	2003	2002

Total assets	$178,923	$177,157	$163,786	$164,559	$154,339
Loans	158,597	152,722	138,433	125,282	107,274
Allowance for loan losses	1,666	1,448	1,380	1,159	1,152

Loans, net	156,931	151,274	137,053	124,123	106,122
Loans held for sale	519	2,531	1,137	2,938	4,590
Investment securities available for sale	5,288	7,464	7,897	11,292	8,076
Cash, due from banks, and interest-earning
deposits in banks	8,579	9,913	11,628	19,126	28,229
Deposits	145,201	146,650	137,784	138,612	132,681
Federal Home Loan Bank advances	14,062	12,048	8,333	9,219	5,000
Shareholders’ equity	17,705	16,638	16,005	15,257	14,967

Book value per share	$27.67	$26.50	$25.49	$24.37	$24.02

Operating Data:

(in thousands, except per share)
Year ended December 31,	2006	2005	2004	2003	2002

Interest income	$11,913	$10,184	$9,201	$8,628	$9,315
Interest expense	3,382	2,109	1,625	1,921	2,453

Net interest income	8,531	8,075	7,576	6,707	6,862
Provision for loan losses	250	120	360	195	370

Net interest income after provision for loan
losses	8,281	7,955	7,216	6,512	6,492
Noninterest income	1,302	1,129	1,386	1,388	1,272
Noninterest expense	7,814	7,865	7,422	7,062	6,579

Income before income tax	1,769	1,219	1,180	838	1,185
Provision for income tax (benefit)	708	488	472	335	(592)

Net income	$1,061	$731	$708	$503	$1,777

Net income per share:
Basic	$1.71	$1.20	$1.18	$0.86	$3.10
Diluted	1.63	1.15	1.12	0.81	2.98

Other Data:

December 31,	2006	2005	2004	2003	2002

Number of:
Real estate loans outstanding	896	895	704	842	854
Deposit accounts	12,988	13,053	12,863	12,842	13,369
Full service offices	5	7	7	7	7

Key Financial Ratios:

At and for Year ended December 31,	2006	2005	2004	2003	2002

Performance ratios:
Return on average assets	0.60%	0.43%	0.42%	0.32%	1.21%
Return on average equity	6.23	4.50	4.54	3.34	12.93
Interest rate spread (1)	4.60	4.73	4.60	4.25	4.66
Net interest margin:
On average earning assets	5.13	5.08	4.84	4.50	4.97
On average total assets	4.83	4.79	4.54	4.20	4.66
Average interest-earning assets to average
interest-bearing liabilities	126.10	126.89	123.59	120.05	117.50
Noninterest expense as a percent of average
total assets	4.43	4.66	4.45	4.42	4.47
Efficiency ratio (2)	80.40	86.07	85.91	91.11	84.29

Asset Quality Ratios:
Nonaccrual loans as a percent of net loans	-	0.86	1.07	0.25	1.67
Nonperforming assets as a percent of total
assets	-	0.79	0.93	0.37	1.27
Allowance for losses as a percent of total
loans	1.05	0.95	1.00	0.93	1.07
Allowance for losses as a percent of
nonperforming loans	-	111.47	93.69	370.29	64.83
Net chargeoffs to average loans	0.02	0.04	0.10	0.17	0.14

Equity Ratios:
Total equity to assets	9.90	9.39	9.77	9.27	9.70
Average equity to average assets	9.66	9.64	9.36	9.42	9.34

(1)	Difference between weighted average yield on interest-earning assets and weighted average rate on interest- bearing liabilities

(2)	Noninterest expense, excluding nonrecurring, as a percent of the sum of net interest income and noninterest income, excluding gains on sale of loans and investments.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

The following discussion is intended to assist in understanding the consolidated financial condition and results of operations of the Company. The Company is not engaged in any significant business activity other than holding the stock of the Bank. Accordingly, the information in this discussion applies primarily to the Bank. The information contained in this section should be read in conjunction with the consolidated financial statements and the accompanying notes elsewhere in this annual report. In the following discussion, except as otherwise noted, references to “2006” or “2005” indicate the year ended December 31, 2006 or 2005.

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

Forward-Looking Statements

This annual report contains forward-looking statements which are based on assumptions and describe future plans, strategies and expectations of the Company. Management desires to take advantage of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and is including this statement for the express purpose of availing the Company of the protections of the safe harbor with respect to all “forward-looking statements” contained in this annual report. These forward-looking statements are generally identified by use of the word “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” or similar words. The Company’s ability to predict results or the actual effect of future plans or strategies is uncertain. Factors which could have a material adverse effect on our operations include, but are not limited to, changes in interest rates, general economic conditions, legislative or regulatory changes, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board, the quality or composition of the loan or investment portfolios, demand for loan products, deposit flows, competition, demand for financial services in our market areas, and accounting principles and guidelines. You should consider these risks and uncertainties in evaluating forward-looking statements and you should not rely too much on these statements.

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

Financial Condition

Total assets were $178.9 million at December 31, 2006, compared with $177.2 million at December 31, 2005. The increase was primarily the result of growth in loans and bank premises, partly offset by decreases in investments and cash equivalents.

Loans increased $5.9 million, or 3.9%, to $158.6 million at December 31, 2006 from $152.7 million at December 31, 2005. The increase is largely attributable to continued marketing efforts to small businesses, builders, and consumers, as well as the purchase of participations in loans from other banks.

Following is a comparison of the composition of the portfolio (excluding loans held for sale) at both dates:

(dollars in thousands) December 31,	2006		2005

	Amount	Percent	Amount	Percent

Real estate:
Permanent:
One- to four-family	$44,072	27.79	$49,425	32.36
Multifamily	1,304	0.82	1,261	0.83
Commercial nonresidential	45,212	28.51	45,874	30.04
Land	6,359	4.01	3,952	2.59
Construction:
One- to four-family	12,892	8.13	9,174	6.01
Multifamily	731	0.46	1,415	0.93
Commercial nonresidential	6,567	4.14	3,284	2.15
Commercial business	18,268	11.52	19,134	12.53
Consumer:
Home equity	16,836	10.62	13,454	8.81
Boat	4,663	2.94	3,914	2.56
Automobile	738	0.46	696	0.46
Other	955	0.60	1,139	0.75

Total loans	158,597	100.00%	152,722	100.00%
Less:
Allowance for loan losses	1,666		1,448

Loans, net	$156,931		$151,274

Loan demand was strong in 2006, particularly for construction and land loans – both commercial and consumer – and for consumer loans. Total construction and land loans increased 49% to $26.5 million, or 16.7% of the portfolio at December 31, 2006, from $17.8 million, or 11.7% of the portfolio at December 31, 2005. Home equity loans, by far the most important category of consumer loans for the Bank, increased 25% to $16.8 million, or 10.6% of the portfolio at December 31, 2006, from $13.5 million, or 8.8% of the portfolio at December 31, 2005.

Production of one-to-four-family mortgage loans began to rebound in 2006 after a two-year decline. Originations totaled nearly $25.0 million in 2006, a 21% increase over the $20.6 million originated in 2005. A greater portion of these loans were sold in the secondary market and, as a result, total one-to-four-family mortgages declined to 27.8% of the loan portfolio at December 31, 2006, compared with 32.4% of the loan portfolio at December 31, 2005.

Following is a summary of loans originated and purchased:

(in thousands) Year ended December 31,	2006	2005

Loans originated:
Real estate:
Permanent:
One- to four-family	$24,950	$20,603
Multifamily	560	-
Commercial nonresidential	8,017	22,206
Land	4,313	2,986
Construction:
One- to four-family	12,628	13,792
Multifamily	273	2,894
Commercial nonresidential	5,333	597
Commercial business	14,258	17,604
Consumer:
Home equity	7,443	4,377
Boat	1,204	673
Automobile	381	570
Other	3,302	3,347

Total loans originated	82,662	89,649
Loans purchased	7,055	3,205

Total loans originated and purchased	$89,717	$92,854

Cash and cash equivalents decreased $1.3 million to $8.6 million at December 31, 2006, compared to $9.9 million at December 31, 2005. The decrease was used to help fund loan growth.

Available-for-sale securities decreased $2.2 million to $5.3 million at December 31, 2006, compared to $7.5 million at December 31, 2005. The decrease was the result of normal principal reductions on mortgage-backed securities. Premises and equipment at December 31, 2006 was $3.5 million at December 31, 2006, a $1.4 million increase from the end of 2005. The net increase was primarily the result of a major remodel of the Bank’s largest office and administrative offices in Juneau at a cost exceeding $1.5 million. The remodel not only provided for renewal of aging facilities, but is also intended to enhance efficiency and customer service.

Total deposits decreased 0.1% to $145.2 million at December 31, 2006 from $146.7 million at December 31, 2005. Demand deposits at December 31, 2006 remained nearly level compared to a year ago. During the same period, however, regular savings and money market accounts declined a total of $5.9 million, or 12.3% . The decline in these accounts was partially offset by an increase in certificates of deposit, which increased $4.8 million to $47.4 million at December 31, 2006 from $42.7 million at December 31, 2005, primarily due to more aggressive pricing on CDs in excess of $100,000 (“Jumbo CDs”).

At December 31, 2006 and 2005, $6.0 million and $6.2 million, respectively, of the certificates of deposit were brokered CDs obtained through the Certificate of Deposit Account Registry Service (“CDARS”). These deposits carry interest rates that are generally higher than locally obtained CDs, but which are generally lower than FHLB advances. Federal Home Loan Bank (“FHLB”) advances increased $2.1 million to $14.1 million at December 31, 2006 from $12.0 million at December 31, 2005. This increase in borrowings, along with the increase in certificates of deposit, was used to fund the growth in loans during 2006.

Results of Operations

Net Income. Net income increased by $330,000, or 45.1%, to $1,061,000 ($1.63 per diluted share) for 2006, compared with $731,000 ($1.15 per diluted share) for 2005. The increase is attributable primarily to increased net interest income and gains on sale of loans and decreased noninterest expense, partly offset by an increase in the provision for loan losses. For purposes of comparison, pre-tax income may be separated into major components as follows:

			Income
			Increase
(in thousands) Year ended December 31,	2006	2005	(Decrease)

Net interest income	$8,531	$8,075	$456
Gain on sale of loans	255	95	160
Other noninterest income	1,047	1,034	13

Net revenues	9,833	9,204	629
Noninterest expense, excluding branch closure costs	(7,701)	(7,840)	139

Subtotal	2,132	1,364	768
Provision for loan losses	(250)	(120)	(130)

Pre-tax income, excluding branch closure costs	1,882	1,244	638
Branch closure costs	(113)	(25)	(88)

Income before income tax	$1,769	$1,219	$550

Net Interest Income. Net interest income increased $456,000, or 5.6%, to $8.5 million in 2006 from $8.1 million in 2005. The increase is due to a combination of factors, including growth in earning assets – particularly loans, improvement in net interest margin, increased interest rates, and changes in the mix of assets and liabilities. See the tables in “Average Balances, Interest and Average Yields/Cost” and in “Rate/Volume Analysis” elsewhere in this discussion.

Negatively affecting income from investment securities in both years were FHLB dividends, were zero in 2006 and 2005 compared with $56,000 in 2004, due to the suspension of dividends by FHLB beginning in the first quarter of 2005. The FHLB has resumed paying dividends in the first quarter of 2007.

Average loans (including held for sale) increased $7.1 million, or 4.8%, to $154.4 million in 2006 from $147.2 million in 2005. The net interest margin on average interest-earning assets increased 5 basis points to 5.13% in 2006 from 5.08% in 2005.

Noninterest Income. Total noninterest income increased $173,000 to $1.3 million in 2006 from $1.1 million in 2005, primarily due to an increase in gains on sale of loans.

Gains on sale of loans increased $160,000 to $255,000 in 2006 from $95,000 in 2005. The increase is primarily the result of a 21% increase in the production of mortgage loans, amplified by selling more of the production relative to retention in the loan portfolio.

Excluding gains on sale of mortgage loans, noninterest income increased $13,000, or 1.3%, to $1,047,000 in 2006 compared with $1,034,000 in 2005. The small net increase is primarily attributable to increased service charges on deposit accounts, partly offset by a decrease in other fees.

Noninterest Expense. Noninterest expense, excluding nonrecurring branch closure costs, decreased $139,000, or 1.8%, to $7.7 million in 2006 from $7.8 million in 2005. The net decrease in expense is due to savings realized from the closing two banking offices in January 2006, which more than offset normal increases in compensation and benefits and other expenses.

The costs of closing the offices are included in total expense for 2006 and 2005 in the amounts of $113,000 and $25,000, respectively, for a total of $138,000.

Provision and Allowance for Loan Losses

Provisions for loan losses are charges to earnings to bring the total allowance for loan losses to a level considered by management to be adequate to provide for known and inherent risks in the loan portfolio, including management's continuing analysis of factors underlying the quality of the loan portfolio.

The provision for loan losses increased $130,000 to $250,000 for 2006 compared to $120,000 for 2005. The provisions for both years were considered appropriate in order for the allowance for loan losses to reflect management's best estimate of losses inherent in the loan portfolio. The allowance for loan losses increased $218,000, or 15.1%, to $1.7 million at December 31, 2006 from $1.4 million at December 31, 2005 The provisions and the resulting allowance are reflective of numerous factors, including the following:

  Loan losses. Net loan chargeoffs were $32,000 (0.02% of total loans) in 2006 compared with $52,000 (0.03% of total loans) in 2005.
  Growth and composition of the portfolio. Total loans increased $5.9 million to $158.6 million at December 31, 2006 compared with $152.7 million at December 31, 2005. Growth in recent years reflects gradual changes in composition away from single-family mortgages, moving to a greater proportion of loans to businesses. Management considered the higher relative risk of these loans in assessing the adequacy of the allowance.
  Management analysis of potential problem loans. As part of an assessment of the adequacy of the allowance, management performed a detailed review of individual loans for which full collectibility may not be assured. Loans judged to be impaired amounted to $1.1 million (0.7% of total loans) at December 31, 2006, compared with $1.3 million (0.9% of total loans) at December 31, 2005. Of these, estimated loan impairments of approximately $450,000 and $365,000 were specifically considered in the assessment at December 31, 2006 and 2005, respectively.
  Past-due Loans. At December 31, 2006, 1.00% of all loan balances were past due 30 days or more, compared with 0.32% at December 31, 2005.
  Nonperforming and classified loans. There were no nonaccrual loans at December 31, 2006, compared with $1.3 million (0.9% of total loans) at December 31, 2005. Loans classified as “substandard” or “doubtful” were $3.2 million (2.0% of total loans) at December 31, 2006 compared with $3.4 million at December 31, 2005.
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

(dollars in thousands)
Year ended December 31,		2006			2005

			Average			Average
	Average		Yield/	Average		Yield/
	Balance	Interest	Cost	Balance	Interest	Cost

Interest-earning assets:
Loans (1)	$154,352	$11,404	7.39%	$147,218	$9,861	6.70%
Investment securities (1)	8,077	314	3.89	9,704	262	2.70
Interest-earning deposits in banks	3,878	195	5.03	2,075	61	2.94

Total interest-earning assets	166,307	11,913	7.16	158,997	10,184	6.41
Allowance for loan losses	(1,560)			(1,413)
Cash and due from banks	6,407			6,576
Other assets	5,289			4,519

Total assets	$176,443			$168,679

Interest-bearing liabilities:
Deposits:
Interest-bearing demand	$29,651	$104	0.35%	$31,087	$110	0.35%
Money market	25,040	633	2.53	25,904	399	1.54
Savings	18,901	134	0.71	22,298	132	0.59
Certificates of deposit	44,561	1,787	4.01	35,621	965	2.71

Total interest-bearing deposits	118,153	2,658	2.25	114,910	1,606	1.40
Borrowings	13,729	724	5.27	10,393	503	4.84

Total interest-bearing liabilities	131,882	3,382	2.56	125,303	2,109	1.68
Noninterest-bearing demand deposits	24,902			24,761
Mortgage escrows	1,297			1,395
Other liabilities	1,325			967
Shareholders’ equity	17,037			16,253

Total liabilities and shareholders’ equity	$176,443			$168,679

Net interest income		$8,531			$8,075

Interest rate spread			4.60%			4.73%

Net interest margin:
On average interest-earning assets			5.13%			5.08%
On average total assets			4.83			4.79

Ratio of average interest-earning assets
to average interest-bearing liabilities	126.10%			126.89%

(1)	Average loans include nonperforming loans and loans held for sale. Interest income does not include interest on nonaccrual loans. Average investment securities includes FHLB stock.

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

(in thousands)			Rate/
Year ended December 31, 2006 compared with 2005	Rate	Volume	Volume	Total

Interest-earning assets:
Loans	$1,016	$478	$49	$1,543
Investment securities	115	(44)	(19)	52
Interest-earning deposits in banks	43	53	38	134

Total net change in interest income	1,174	487	68	1,729

Interest-bearing liabilities:
Interest-bearing demand accounts	(1)	(5)	-	(6)
Money market accounts	256	(13)	(9)	234
Savings accounts	26	(20)	(4)	2
Certificates of deposit	463	242	117	822
Borrowings	45	161	15	221

Total net change in interest expense	789	365	119	1,273

Net change in net interest income	$385	$122	$(51)	$456

Yields Earned and Rates Paid

The following table sets forth, at the date and for the periods indicated, the weighted average yields earned on the Company’s assets and the weighted average interest rates paid on the Company’s liabilities, together with the net yield on interest-earning assets.

	At
	December 31,	For the Year Ended December 31,
	2006	2006	2005

Weighted average yield on:
Loans	7.97%	7.39%	6.70%
Investment securities	5.23	3.89	2.70
Interest-earning deposits in banks	5.03	5.03	2.94
Total interest-earning assets	7.85	7.16	6.41

Weighted average rate paid on:
Interest-bearing demand accounts	0.35	0.35	0.35
Money market accounts	3.09	2.53	1.54
Savings accounts	0.75	0.71	0.59
Certificates of deposit	4.42	4.01	2.71
Total interest-bearing deposits	2.56	2.25	1.40
Borrowings	5.43	5.27	4.84
Total interest-bearing liabilities	2.86	2.56	1.68

Interest rate spread	4.99	4.60	4.73

Net interest margin on:
Average interest-earning assets	5.54	5.13	5.08
Average total assets	5.15	4.83	4.79

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

The calculation is intended to illustrate the change in net portfolio value that will occur upon an immediate change in interest rates of at least 200 basis points with no effect given to any steps that management might take to counter the effect of that interest rate movement. Under OTS regulations, an institution with a greater than “normal” level of interest rate risk takes a deduction from total capital for purposes of calculating its risk-based capital. The OTS, however, has delayed the implementation of this regulation. An institution with a “normal” level of interest rate risk is defined as one whose “measured interest rate risk” is less than 2.0% . Institutions with assets of less than $300 million and a risk-based capital ratio of more than 12.0% are exempt. The Bank is exempt because of its asset size and risk-based capital ratio. Based on the Bank’s regulatory capital levels at December 31, 2006, the Bank believes that, if the proposed regulation had been implemented at that date, the Bank’s level of interest rate risk would not have caused it to be treated as an institution with greater than “normal” interest rate risk.

The following table illustrates the change in net portfolio value at December 31, 2006, based on OTS assumptions, that would occur in the event of an immediate change in interest rates, with no effect given to any steps which management might take to counter the effect of that interest rate movement.

(dollars in thousands)					Net Portfolio as % of
			Net Portfolio Value		Portfolio Value of Assets

Basis Point (“bp”)		Dollar	Dollar	Percent	Net Portfolio
Change in Rates		Amount	Change (1)	Change	Value Ratio (2)	Change (3)

300	bp	$23,755	(2,536)	(10)%	12.95%	(107	) bp
200		24,874	(1,416)	(5)	13.45	(57)
100		25,740	(551)	(2)	13.82	(21)
0		26,291	-	-	14.03	-
(100)		26,273	(18)	0	13.97	(6)
(200)		25,673	(618)	(2)	13.64	(38)

(1)	Represents the increase (decrease) of the estimated net portfolio value at the indicated change in interest rates compared to the net portfolio value assuming no change in interest rates.

(2)	Calculated as the estimated net portfolio value divided by the portfolio value of total assets.

(3)	Calculated as the increase (decrease) of the net portfolio value ratio assuming the indicated change in interest rates over the estimated net portfolio value ratio assuming no change in interest rates.

The above table illustrates, for example, that at December 31, 2006 an instantaneous 200 basis point increase in market interest rates would reduce the Bank’s net portfolio value by $1.4 million, or 5%, and an instantaneous 200 basis point decrease in market interest rates would reduce the Bank’s net portfolio value by $618,000, or 2%.

The following table summarizes key exposure measures for the dates indicated. They measure the change in net portfolio value ratio for an adverse change in interest rates of 200 basis points (“bp”) upward or 200 bp downward.

	December 31,		September 30,		December 31,
	2006		2006		2005

Pre-shock net portfolio
value ratio	14.03%		13.76%		13.80%
Post-shock net portfolio
value ratio	13.45%		13.24%		12.54%
Decline in net portfolio
value ratio	57	bp	52	bp	125	bp

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

The primary investing activity of the Bank has been the origination of loans, including one- to four-family mortgages, commercial real estate loans, commercial business loans, and consumer loans, Deposits, FHLB borrowings, and principal repayments on loans and mortgage-backed securities were the primary means for funding these activities. The Bank must maintain an adequate level of liquidity to ensure the availability of sufficient funds to support loan growth and deposit withdrawals, to satisfy financial commitments and to take advantage of investment opportunities. The Bank’s sources of funds include deposits, principal and interest payments from loans and investments, and FHLB advances. During 2006 and 2005, the Company used its sources of funds primarily to fund new loans and to pay maturing certificates and other deposit withdrawals. At December 31, 2006, the Bank had loan commitments including unused portions of lines of credit and undisbursed construction loans, of $19.5 million.

At December 31, 2006, the Bank had $41,000 of net unrealized losses on investment securities classified as available for sale, which represented 0.8% of the amortized cost ($5.3 million) of the securities. This represented a decline of $5,000 compared with $36,000 of unrealized losses at December 31, 2005, primarily due to changes in market demand. Movements in market interest rates will continue to affect the unrealized gains and losses in these securities. However, assuming that the securities are held to their individual dates of maturity, even in periods of increasing market interest rates, as the securities approach their dates of maturity, any unrealized gains or losses will begin to decrease and will eventually be eliminated.

At December 31, 2006, certificates of deposit amounted to $47.4 million, or 32.7% of the Bank’s total deposits, including $35.1 million scheduled to mature by December 31, 2007. Historically, the Bank has been able to retain a significant amount of its deposits as they mature. Management believes it has adequate resources to fund all loan commitments with deposits and, as needed, FHLB advances and sale of mortgage loans, and that it can adjust the offering rates of certificates of deposits to retain deposits in changing interest rate environments. In addition, the Bank has available a line of credit with the FHLB generally equal to 25% of the Bank’s total assets, or approximately $44.7 million at December 31, 2006, of which $30.7 million was unused.

The Bank is required to maintain specific amounts of capital pursuant to OTS requirements. As of December 31, 2006, the Bank was in compliance with all regulatory capital requirements that were effective as of this date with tangible, core, and risk-based capital ratios of 9.66%, 9.66% and 13.32%, respectively. For further information, see Note 2 of the Notes to Consolidated Financial Statements.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements. Accordingly, this Statement does not require any new fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. SFAS No. 157 is not expected to have a material impact on the Company.

In September 2006, the SEC’s Office of the Chief Accountant and Divisions of Corporation Finance and Investment Management released SAB No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB No. 108”), that provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff believes that registrants should quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. This pronouncement is effective for fiscal years ending after November 15, 2006. The Company has adopted SAB No. 108 and has found there to be no material impact on its financial position or results of operations.

In July 2006, FASB issued Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. FIN 48 also prescribes a consistent recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. FIN 48 is not expected to have a material impact on the Company.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115, that permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS No. 159 is effective for the Bank on January 1, 2008. The Company is currently evaluating the impact of adoption of SFAS No. 159.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors Alaska Pacific Bancshares, Inc. Juneau, Alaska

We have audited the accompanying consolidated statements of financial condition of Alaska Pacific Bancshares, Inc. and Subsidiary (the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Alaska Pacific Bancshares, Inc. and subsidiary as of December 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/Moss Adams LLP Spokane, Washington March 27, 2007

Alaska Pacific Bancshares, Inc. and Subsidiary
Consolidated Balance Sheets

(dollars in thousands) December 31,			2006	2005

Assets
Cash and due from banks			$6,840	$7,730
Interest-earning deposits in banks			1,739	2,183

Total cash and cash equivalents			8,579	9,913
Investment securities available for sale, at fair value (amortized cost:
2006 - $5,329; 2005 - $7,500)			5,288	7,464
Federal Home Loan Bank stock			1,784	1,784
Loans held for sale			519	2,531
Loans		158,597		152,722
Less allowance for loan losses			1,666	1,448

Loans, net		156,931		151,274
Accrued interest receivable			927	674
Premises and equipment, net			3,537	2,146
Repossessed assets			-	101
Other assets			1,358	1,270

Total Assets		$178,923		$177,157

Liabilities and Shareholders’ Equity
Deposits:
Noninterest-bearing demand		$25,010		$25,816
Interest-bearing demand			30,629	30,147
Money market			23,738	27,448
Savings			18,387	20,586
Certificates of deposit			47,437	42,653

Total deposits		145,201		146,650
Federal Home Loan Bank advances			14,062	12,048
Advance payments by borrowers for taxes and insurance			740	890
Accounts payable and accrued expenses			520	434
Accrued interest payable			607	345
Other liabilities			88	152

Total liabilities		161,218		160,519
Commitments and contingencies (Notes 12 and 13)
Shareholders’ Equity:
	December 31,
Common stock ($0.01 par value):	2006	2005

Authorized shares	20,000,000	20,000,000
Issued	655,415	655,415
Outstanding	639,809	627,754	7	7
Additional paid-in capital			5,996	5,911
Treasury stock	(15,606)	(27,661)	(193)	(342)
Unearned ESOP shares	(8,412)	(13,062)	(84)	(180)
Unvested shares in stock award plan	-	-	-	(30)
Retained earnings			12,004	11,167
Accumulated other comprehensive income (loss)			(25)	(21)

Total shareholders’ equity			17,705	16,638

Total Liabilities and Shareholders’ Equity		$178,923		$177,157

See notes to consolidated financial statements.

Alaska Pacific Bancshares, Inc. and Subsidiary
Consolidated Statements of Income

(in thousands, except per share) Year ended December 31,	2006	2005

Interest Income
Loans	$11,404	$9,861
Investment securities	314	262
Interest-earning deposits in banks	195	61

Total interest income	11,913	10,184
Interest Expense
Deposits	2,658	1,606
Federal Home Loan Bank advances	724	503

Total interest expense	3,382	2,109

Net Interest Income	8,531	8,075
Provision for loan losses	250	120

Net interest income after provision for loan losses	8,281	7,955
Noninterest Income
Mortgage servicing income	151	150
Service charges on deposit accounts	683	660
Other service charges and fees	213	224
Gain on sale of loans	255	95

Total noninterest income	1,302	1,129
Noninterest Expense
Compensation and benefits	4,493	4,363
Occupancy and equipment	1,332	1,548
Data processing	252	252
Professional and consulting fees	230	268
Marketing and public relations	284	282
Real estate owned expense, net	4	33
Branch closure costs	113	25
Other	1,106	1,094

Total noninterest expense	7,814	7,865

Income before income tax	1,769	1,219
Provision for income tax	708	488

Net Income	$1,061	$731

Net income per share:
Basic	$1.71	$1.20
Diluted	1.63	1.15

See notes to consolidated financial statements.

Alaska Pacific Bancshares, Inc. and Subsidiary

Consolidated Statements of Changes in Shareholders’ Equity and Comprehensive Income

					Unvested		Accumulated	Total
		Additional		Unearned	Shares in		Other	Share-
	Common	Paid-In	Treasury	ESOP	Stock	Retained	Comprehensive	holders’
(in thousands)	Stock	Capital	Stock	Shares	Award Plan	Earnings	Income (Loss)	Equity

Balance, January 1, 2005	$7	$5,911	$(342)	$(180)	$(30)	$10,627	$12	$16,005

Net income						731		731
Other comprehensive income:
Change in net unrealized gains and
losses on securities available for
sale (net of income tax of $22)							(33)	(33)

Comprehensive income								698
ESOP shares earned		47		49				96
Accrued vesting of restricted stock					30			30
Cash dividends ($.31 per share)						(191)		(191)

Balance, December 31, 2005	7	5,958	(342)	(131)	-	11,167	(21)	16,638

Net income						1,061		1,061
Other comprehensive income:
Change in net unrealized gains and
losses on securities available for
sale (net of income tax benefit of
$22)							(4)	(4)

Comprehensive income								1,057
Exercise of stock options		(24)	149					125
ESOP shares earned		62		47				109
Cash dividends ($.35 per share)						(224)		(224)

Balance, December 31, 2006	$7	$5,996	$(193)	$(84)	$-	$12,004	$(25)	$17,705

See notes to consolidated financial statements.

Alaska Pacific Bancshares, Inc. and Subsidiary
Consolidated Statements of Cash Flows

(in thousands) Year ended December 31,	2006	2005

Operating Activities
Net income	$1,061	$731
Adjustments to reconcile net income to net cash provided by
operating activities:
Provision for loan losses	250	120
Depreciation and amortization	311	391
Deferred income tax expense	77	54
Federal Home Loan Bank stock dividends		(7)
Amortization of fees, discounts, and premiums, net	(218)	(166)
ESOP expense	109	96
Stock award expense	-	30
Loss on sale of repossessed assets	-	4
Cash provided by changes in operating assets and liabilities:
Loans held for sale	2,012	(1,394)
Accrued interest receivable	(253)	67
Other assets	(86)	59
Advance payments by borrowers for taxes and insurance	(150)	141
Accrued interest payable	262	140
Accounts payable and accrued expenses	86	(21)
Other liabilities	(141)	(157)

Net cash provided by operating activities	3,320	88
Investing Activities
Purchase of investment securities available for sale	-	(2,957)
Maturities and principal repayments of investment securities
available for sale	2,154	3,232
Loan originations, net of principal repayments	(5,698)	(14,173)
Purchase of premises and equipment	(1,702)	(338)
Proceeds from sale of repossessed assets	126	43

Net cash used in investing activities	(5,120)	(14,193)
Financing Activities
Cash dividends paid	(224)	(191)
Net increase (decrease) in Federal Home Loan Bank advances	2,014	3,715
Net increase in demand and savings deposits	(6,233)	444
Net increase (decrease) in certificates of deposit	4,784	8,422
Proceeds from exercise of stock options	125	-

Net cash provided by financing activities	466	12,390

Decrease in cash and cash equivalents	(1,334)	(1,715)
Cash and cash equivalents at beginning of year	9,913	11,628

Cash and cash equivalents at end of year	$8,579	$9,913

Supplemental information:
Cash paid for interest	$3,120	$1,969
Cash paid for income taxes	1,059	79
Loans repossessed and transferred to repossessed assets	25	101
Net change in unrealized gains and losses on securities available for sale	(4)	(33)

See notes to consolidated financial statements.

Alaska Pacific Bancshares, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2006 and 2005

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

INVESTMENT SECURITIES: Securities available for sale, including mortgage-backed and related securities, are carried fair value with unrealized gains and losses excluded from earnings and reported in a separate component of equity. Any security that management determines may not be held to maturity is classified as available for sale at the time the security is acquired. Any gains and losses realized on the sale of these securities are based on the specific identification method and included in earnings.

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

MORTGAGE SERVICING RIGHTS: Mortgage servicing rights are stated at amortized cost. Cost is amortized in proportion to, and over the period of, future expected net servicing income. Mortgage servicing rights are assessed for impairment based on the fair value of those rights and any impairment is recognized through a valuation allowance. In assessing impairment, the mortgage servicing rights are stratified based on the nature and risk characteristics, including coupon rates, of the underlying loans which, at December 31, 2006 and 2005, consisted primarily of one- to four-family residential mortgage loans.

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

FEDERAL HOME LOAN BANK STOCK: The Bank’s investment in Federal Home Loan Bank of Seattle (“FHLB”) stock is carried at cost because there is no active market for the stock. As a member of the FHLB system, the Bank is required to maintain a minimum level of investment in FHLB stock based on specified percentages of its outstanding mortgages, total assets or FHLB advances. At December 31, 2006, the Bank’s minimum investment requirement was approximately $562,000. The Bank may request redemption at par value on any stock in excess of the amount the Bank is required to hold. Stock redemptions are granted at the discretion of the FHLB.

ADVERTISING EXPENSE: Advertising costs are expensed as incurred. Advertising expense was $192,000 and $191,000 for the years ended December 31, 2006 and 2005, respectively.

INCOME TAX: The Company accounts for income tax using the asset and liability method. The asset and liability method recognizes the amount of tax payable at the date of the financial statements as a result of all events that have been recognized in the financial statements, as measured by the provisions of current enacted tax laws and rates. Net deferred tax assets are evaluated and reduced through a valuation allowance to the extent that it is more likely than not that such assets will not be fully recovered in the future.

TREASURY STOCK: Treasury stock is accounted for on the basis of average cost, or $12.375 per share at December 31, 2006 and 2005.

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

STOCK OPTION PLAN: For years prior to 2006, the Company adopted SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123. This statement provided alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, that Statement required disclosures in financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. We elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure required by SFAS 148.

For purposes of pro forma disclosures, the estimated fair value of options at the time they are granted is amortized to expense over the options’ vesting period of five years. The fair value of options granted, primarily in 2000, was estimated using the Black-Scholes option pricing model, assuming a risk-free interest rate of 6.17%, a dividend yield of 2%, a stock price volatility factor of 0.19, and a weighted-average expected life of seven years. The following table illustrates the effect on 2005 net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123 to its stock option plan.

Net income for the year ended December 31, 2005, as reported	$731,000
Total stock option employee compensation expense determined
under fair value based method, net of tax effect	(15,000)

Pro forma net income	$716,000

Earnings per share:
Basic – as reported	$1.20
Basic – pro forma	1.18
Diluted – as reported	1.15
Diluted – pro forma	1.12

For the year ended December 31, 2006 and subsequently, SFAS No. 123(R), Share-Based Payment, requires that the compensation cost relating to share-based payment transactions such as stock options be recognized in the Company’s financial statements over the period the options are earned by employees. Because substantially all of the options granted to date were fully earned and exercisable by the year ended December 31, 2005, no expense has been recorded by the Company in 2006 under SFAS 123(R). Any future grants of options will be accounted for under that Statement using the modified prospective method.

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

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements. Accordingly, this Statement does not require any new fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. SFAS No. 157 is not expected to have a material impact on the Company.

In September 2006, the SEC’s Office of the Chief Accountant and Divisions of Corporation Finance and Investment Management released SAB No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB No. 108”), that provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff believes that registrants should quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. This pronouncement is effective for fiscal years ending after November 15, 2006. The Company has adopted SAB No. 108 and has found there to be no material impact on its financial position or results of operations.

In July 2006, FASB issued Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. FIN 48 also prescribes a consistent recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. FIN 48 is not expected to have a material impact on the Company.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115, that permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS No. 159 is effective for the Bank on January 1, 2008. The Company is currently evaluating the impact of adoption of SFAS No. 159.

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

RECLASSIFICATIONS: Certain items in the 2005 consolidated financial statements may be reclassified to conform to current-year presentation.

Note 2 – Regulatory Capital Requirements and Restrictions

The Bank is restricted on the amount of dividends it may pay to the Company. It is generally limited to the net income of the current fiscal year and that of the two previous fiscal years, less dividends already paid during those periods. At December 31, 2006, the Bank’s retained earnings available for dividends to the Company were approximately $2,274,000. However, payment of dividends may be further restricted by the Bank’s regulatory agency if such payment would reduce the Bank’s capital ratios below required minimums or would otherwise be considered to adversely affect the safety and soundness of the institution.

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

Quantitative measures have been established by regulation to ensure capital adequacy and require the Bank to maintain minimum capital amounts and ratios (set forth in the following table). The Bank’s primary regulatory agency, the Office of Thrift Supervision (“OTS”), requires that the Bank maintain minimum amounts and ratios (as defined in the regulations) of tangible capital of 1.5%, core capital of 4%, and total risk-based capital of 8%. The Bank is also subject to PCA capital requirement regulations set forth by the Federal Deposit Insurance Corporation (“FDIC”). The FDIC requires the Bank to maintain minimum amounts and ratios (as defined in the regulations) of total and Tier I capital to risk-weighted assets. Management believes that, as of December 31, 2006 and 2005, the Bank meets all capital adequacy requirements to which it is subject. The Bank was categorized as “well capitalized” in the most recent notification by the Office of Thrift Supervision. There have been no events or conditions since that notification that management believes would change the Bank’s capital category.

Following is a summary of the Bank’s capital ratios:

				Minimum Capital Required

					To Be Categorized as
						“Well Capitalized”
			For Capital Adequacy			Under PCA
(dollars in thousands)	Actual		Purposes			Provisions

	Amount	Ratio	Amount	Ratio	Amount	Ratio

December 31, 2006:
Tangible capital (to total
assets)	$17,225	9.66%	$2,676	1.50%	N/A	N/A
Core capital (to total assets)	17,225	9.66	7,135	4.00	$8,919	5.00%
Total risk-based capital (to
risk weighted assets)	18,441	13.32	11,076	8.00	13,845	10.00
Tier I risk-based capital (to
risk weighted assets)	17,225	12.44	N/A	N/A	8,307	6.00

December 31, 2005:
Tangible capital (to total
assets)	$15,928	9.08%	$2,630	1.50%	N/A	N/A
Core capital (to total assets)	15,928	9.08	7,014	4.00	$8,768	5.00%
Total risk-based capital (to
risk weighted assets)	17,176	13.01	10,560	8.00	13,200	10.00
Tier I risk-based capital (to
risk weighted assets)	15,928	12.07	N/A	N/A	7,935	6.00

Note 3 – Investment Securities Available for Sale

Amortized cost and fair values of investment securities available for sale, including mortgage-backed securities, are summarized as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
(in thousands)	Cost	Gains	Losses	Value

December 31, 2006:
Mortgage-backed securities:	$5,195	$60	(102)	$5,153
U.S. government agencies	134	1	-	135

Total	$5,329	$61	$(102)	$5,288

December 31, 2005:
Mortgage-backed securities:	$7,359	$100	$(135)	$7,324
U.S. government agencies	141	-	(1)	140

Total	$7,500	$100	$(136)	$7,464

Impaired securities (those with unrealized losses) at December 31, 2006 are summarized as follows:

	Impaired less than		Impaired 12 months
	12 months		or more		Total

		Unrealized		Unrealized		Unrealized
(in thousands)	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses

Mortgage-backed
securities	$784	$5	$3,819	$97	$4,603	$102
U.S. agencies and
corporations	-	-	-	-	-	-

Total	$784	$5	$3,819	$97	$4,603	$102

All securities with unrealized losses at December 31, 2006 were mortgage-backed or other securities issued by the U.S. government and agencies; collectibility of principal and interest is considered to be reasonably assured. The fair values of individual securities fluctuate significantly with interest rates and with market demand for securities with specific structures and characteristics. Management does not consider these unrealized losses to be other than temporary.

No securities were designated as held to maturity at December 31, 2006 or 2005.

All investment securities at December 31, 2006 have final contractual maturities of more than ten years. Actual maturities may vary due to prepayment of the underlying loans.

At December 31, 2006, investment securities with amortized cost of $4,771,000 and market value of $4,735,000 were pledged to secure public funds deposited with the Bank.

There were no sales of securities during 2006 or 2005. The Bank does not have a securities trading portfolio.

Note 4 – Loans

Loans are summarized as follows:

(in thousands) December 31,	2006	2005

Real estate:
Permanent:
One- to four-family	$44,072	$49,425
Multifamily	1,304	1,261
Commercial nonresidential	45,212	45,874
Land	6,359	3,952
Construction:
One- to four-family	12,892	9,174
Multifamily	731	1,415
Commercial nonresidential	6,567	3,284
Commercial business	18,268	19,134
Consumer:
Home equity	16,836	13,454
Boat	4,663	3,914
Automobile	738	696
Other	955	1,139

Loans	$158,597	$152,722

Loans held for sale	$519	$2,531

Loans are net of deferred loan fees and other discounts amounting to $935,000 and $835,000 at December 31, 2006 and 2005, respectively.

Loans include overdrawn balances of deposit accounts of $51,000 and $29,000 at December 31, 2006 and 2005, respectively.

Interest income from tax-exempt loans was $37,000 and $1,000 in 2006 and 2005, respectively.

Real estate loans are secured primarily by properties located in Southeast Alaska. Commercial real estate loans are generally secured by warehouse, retail, and other improved commercial properties. Commercial business loans are generally secured by equipment, inventory, accounts receivable, or other business assets.

Impaired loans are summarized as follows:

(in thousands) Year ended December 31,	2006	2005

Impaired loans at end of year	$1,130	$1,299
Impaired loans at end of year for which
allowances have been provided	1,130	1,299
Amount of allowances at end of year	450	365
Average impaired loans	1,251	1,187
Interest income recognized on impaired loans	76	-

Nonaccrual loans were zero and $1,299,000 at December 31, 2006 and 2005, respectively. For the year ended December 31, 2006, approximately $78,000 of interest would have been recorded if these loans had been current according to their original terms and had been outstanding throughout the year; approximately $76,000 interest income on these loans was included in income for the year.

MORTGAGE LOAN SERVICING: The Bank services residential and other real estate loans for Alaska Housing Finance Corporation (“AHFC”), U.S. Government agencies, and institutional and private investors totaling $102,567,000 and $100,024,000 as of December 31, 2006 and 2005, respectively. These loans are the assets of the investors and, accordingly, are not included in the accompanying balance sheets. Related servicing income, net of amortization of mortgage servicing rights, amounted to $151,000 and $150,000 for 2006 and 2005, respectively.

The amortized cost of mortgage servicing rights was $702,000 and $689,000 at December 31, 2006 and 2005, respectively. The amount of servicing assets recognized during 2006 was $122,000 and amortization was $109,000 for the year. The amount of servicing assets recognized during 2005 was $51,000 and amortization was $114,000 for the year. Management has determined that a valuation allowance for impairment is not required at December 31, 2006 or 2005.

RELATED PARTY LOANS: In the ordinary course of business, the Bank makes loans to executive officers and directors of the Bank and to their affiliates. These loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions. The aggregate dollar amount of these loans was $3,126,000 and $2,738,000 at December 31, 2006 and 2005, respectively. During the years ended December 31, 2006 and 2005, new loans of this type were $446,000 and $1,593,000, respectively, and repayments were $58,000 and $450,000, respectively.

Note 5 – Allowance for Loan Losses

Following is an analysis of the changes in the allowance for loan losses:

(in thousands) Year ended December 31,	2006	2005

Balance at beginning of year	$1,448	$1,380
Provision for loan losses	250	120
Loans charged off	(35)	(64)
Recoveries	3	12

Balance at end of year	$1,666	$1,448

Note 6 – Premises and Equipment

Following is a summary of premises and equipment:

(in thousands) December 31,	2006	2005

Land	$424	$424
Buildings	2,195	2,122
Leasehold improvements	3,498	2,163
Furniture, fixtures and equipment	2,790	2,614

	8,907	7,323
Less accumulated depreciation	(5,370)	(5,177)

	$3,537	$2,146

Depreciation and amortization expense for the years ended December 31, 2006 and 2005 amounted to $311,000 and $391,000, respectively.

Note 7 – Deposits

Deposits in excess of $100,000 are not federally insured. Certificates of deposit exceeding $100,000 at December 31, 2006 and 2005 were $10,180,000 and $8,045,000, respectively, and the uninsured excess over $100,000 amounted to $3,581,000 and $3,045,000, respectively.

The scheduled maturities of certificates of deposit as of December 31, 2006, are as follows:

(in thousands) Year ending December 31,

2007	$35,130
2008	6,338
2009	2,911
2010	1,171
2011 and thereafter	1,887

$47,437

Interest expense on deposits consists of the following:

(in thousands) Year ended December 31,	2006	2005

Interest-bearing demand	$104	$110
Money market	633	399
Savings	134	132
Certificates of deposit	1,787	965

	$2,658	$1,606

The weighted averages interest rates paid on deposits are as follows:

Year ended December 31,	2006	2005

Interest-bearing demand	0.35%	0.35%
Money market	3.09	1.54
Savings	0.75	0.59
Certificates of deposit	4.42	2.71

Deposits from the Company’s executive officers, directors, and their related companies were $2,188,000 and $1,363,000 at December 31, 2006 and 2005, respectively.

Note 8 – Federal Home Loan Bank Advances

FHLB advances consist of the following:

(dollars in thousands) December 31,	2006	2005

Overnight advances, 5.625%	$2,500	$4,600
Five-year amortizing advance, final maturity in
2008, 3.03%	671	1,271
Seven-year amortizing advance, final maturity in
2010, 3.62%	891	1,177
Putable advance, maturing in 2009, putable earlier
at discretion of FHLB, 6.13%	5,000	5,000
Four-year advance, maturing in 2010, 5.24%	1,500	-
Five-year advance, maturing in 2011, 5.26%	2,000	-
Seven-year advance, maturing in 2013, 5.30%	1,500	-

	$14,062	$12,048

FHLB advances at December 31, 2006 with final maturities of more than one year have scheduled maturities as follows:

(in thousands)
Year ending December 31,

2007	$886
2008	356
2009	5,286
2010	1,534
2011 and thereafter	3,500

Total	$11,562

The average balance of FHLB advances outstanding during 2006 and 2005 was $13,729,000 and $10,393,000, respectively. The maximum amount of advances outstanding at any month end during 2006 and 2005 was $18,952,000 and $14,095,000, respectively. Under a blanket pledge agreement, all funds on deposit at FHLB, as well as all unencumbered qualifying loans and investment securities, are available to collateralize FHLB advances.

The Bank has available a line of credit with the FHLB generally equal to 25% of the Bank’s total assets, or approximately $44.7 million at December 31, 2006, of which $30.7 million was unused.

Note 9 – Retirement Plans

The Bank has a salary deferral 401(k) plan. Employees who are at least 18 years of age and have completed three months of service are eligible to participate in the plan. Employees may contribute on a pretax basis a portion of their annual salary up to a maximum limit under the law. Beginning in 2006, the Bank matches 100% of employee contributions of up to 4% of compensation. For the years ended December 31, 2006 and 2005, the Bank contributed $94,000 and $84,000, respectively, to the plan, including administrative expenses.

The Company has an Employee Stock Ownership Plan (“ESOP”) established in connection with the conversion to stock ownership. Eight percent of the shares issued in the conversion, or 52,433 shares, were purchased by the ESOP in exchange for a note payable to the Holding Company. The shares are allocated to employees over a ten-year period in proportion to the principal and interest paid on the note at the end of each year. All employees who have completed one year’s service automatically participate in the plan, and each year’s allocation is distributed in proportion to total compensation of employees. Employees are vested in the plan over a seven-year period. Dividends paid on allocated shares are credited to employee’s accounts, but dividends on unallocated shares are used to reduce the expense of the plan. At December 31, 2006 and 2005, 44,021 and 39,371 shares, respectively, were allocated to employees. The Company’s expense for the plan, including administrative expenses, amounted to $113,000 and $106,000 for the years ended December 31, 2006 and 2005, respectively. Unallocated shares had a market value of $201,000 and $261,000 at December 31, 2006 and 2005, respectively.

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

Following is a summary of the changes in stock options:

(in thousands)
Year ended December 31,		2006		2005

	Number of		Number of
	Options	Exercise Price	Options	Exercise Price

Stock options outstanding at
beginning of year	60,320	$9.75 - $17.50	60,320	$9.75 - $17.50
Granted	-		-
Exercised	(12,055)	$9.75 - $17.50	-
Forfeited	-		-

Stock options outstanding at
end of year	48,265	$9.75 - $17.50	60,320	$9.75 - $17.50

Options exercisable at end of
year	46,905	$9.75 - $17.50	58,280	$9.75 - $17.50

Options exercised during the year ended December 31, 2006 had an aggregate intrinsic value of $122,000. Stock options outstanding at December 31, 2006 are summarized as follows:

Weighted-		Weighted-Average
Average	Number	Remaining	Aggregate	Exercisable

Exercise	Outstanding at	Contractual Term	Intrinsic	Number of	Aggregate
Price	End of Year	(Years)	Value	Shares	Intrinsic Value

$9.75	45,865	3.6	$651,000	45,865	$651,000
17.50	2,400	6.2	15,000	1,040	7,000

$10.14	48,265	3.7	$666,000	46,905	$658,000

MANAGEMENT RECOGNITION PLAN: In 2000, the Company’s shareholders approved the 2000 Management Recognition Plan, providing for the issuance of up to 26,217 shares of stock in the form of restricted stock awards. On July 20, 2000, 26,217 shares were granted with a total cost of $256,000, based on the market price of $9.75 per share. The shares vested in five equal annual installments in 2001 through 2005. No shares remained restricted at December 31, 2006 or 2005. Compensation expense related to the plan was zero and $30,000 for the years ended December 31, 2006 and 2005, respectively, including dividends on restricted shares.

Note 11 – Operating Leases

The Bank leases certain of its premises and equipment under noncancelable operating leases with terms in excess of one year. Future minimum lease payments under these leases at December 31, 2006, are summarized as follows:

(in thousands) Year ending December 31,

2007	$485
2008	363
2009	76
2010	54
2011	54
2012 and thereafter	103

$1,135

Rent expense was $475,000 and $518,000 for the years ended December 31, 2006 and 2005, respectively. Rental income on owned premises amounted to $22,000 and $8,000 for the years ended December 31, 2006 and 2005, respectively.

Note 12 – Income Tax

The provision for income tax consisted of the following:

(in thousands) Year ended December 31,	2006	2005

Current tax expense:
Federal	$535	$371
State	111	63

Total current	646	434
Deferred tax expense:
Federal	53	46
State	9	8

Total deferred	62	54

Income tax expense	$708	$488

A reconciliation of taxes computed at federal statutory corporate tax rates (34% in 2006 and 2005) to tax expense, as shown in the accompanying statements of income and changes in shareholders’ equity, is as follows:

(in thousands) Year ended December 31,	2006	2005

Income tax expense at statutory rate	$601	$414
Income tax effect of:
State income tax	106	75
Tax-exempt interest	(15)	12
Other	16	(13)

Income tax expense	$708	$488

Effective tax rate	40%	40%

Deferred federal income tax is provided for the temporary differences between the tax basis and financial statement carrying amounts of assets and liabilities. Components of the Company’s net deferred tax assets consisted of the following:

(in thousands) December 31,	2006	2005

Deferred tax assets:
Bad debt reserves	$832	$580
Premises and equipment	-	75
Accrued vacation	66	54
Other	17	73

Gross deferred tax assets	915	782
Deferred tax liabilities:
Deferred loan fees, net	(123)	(52)
FHLB stock dividends	(571)	(570)
Premises and equipment	(20)	-
Other	(101)	-

Gross deferred tax liabilities	(815)	(622)

Net deferred tax assets	$100	$160

In August 1996, the Small Business Job Protection Act of 1996 (“the Act”) was signed into law. Under the Act, the percentage of taxable income method of accounting for tax basis bad debts is no longer available effective for the years ending after December 31, 1995. As a result, the Bank is required to use the experience method of accounting for tax basis bad debts for 1998 and later years. In addition, the Act requires the recapture of post-1987 (the base year) additions to the tax bad debt reserves made pursuant to the percentage of taxable income method. The Bank is not subject to this recapture in 2006 or 2005, as its tax bad debt reserves do not exceed its base year reserve. As a result of the bad debt deductions, shareholders’ equity as of December 31, 2006, includes accumulated earnings of approximately $1,759,000 for which federal income tax has not been provided. If, in the future, this portion of retained earnings is used for any purpose other than to absorb losses on loans or on property acquired through foreclosure, federal income tax may be imposed at then-applicable rates.

Note 13 – Commitments and Contingencies

COMMITMENTS: Commitments to extend credit, including lines of credit, totaled $12,543,000 and $8,122,000 at December 31, 2006 and 2005, respectively. Commitments to extend credit, generally at a variable interest rate, are arrangements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee by the customer. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates creditworthiness for commitments on an individual customer basis.

Undisbursed loan proceeds, primarily for real estate construction loans, totaled $6,986,000 and $4,636,000 at December 31, 2006 and 2005, respectively. These amounts are excluded from the balance of loans at year end. The Bank has deposits in other institutions in excess of $100,000 insured by the FDIC.

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

Year ended
December 31,		2006			2005

	Net	Average	Earnings	Net	Average	Earnings
	Income	Shares	Per Share	Income	Shares	Per Share

Net income/average
shares issued	$1,061,000	655,415		$731,000	655,415
Treasury stock		(20,579)			(27,661)
Unvested stock awards		-			(921)
Unearned ESOP shares		(13,062)			(18,007)

Basic EPS	1,061,000	621,774	$1.71	731,000	608,826	$1.20
Incremental shares under
stock plans:
Stock awards		-			475
Stock options		28,178			29,767

Diluted EPS	$1,061,000	649,952	$1.63	$731,000	639,068	$1.15

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

(in thousands) December 31,		2006			2005

			Estimated			Estimated
	Carrying		Fair	Carrying		Fair
	Amount		Value	Amount		Value

Financial Assets
Cash and cash equivalents	$8,579		$8,579	$9,913		$9,913
Investment securities available for sale	5,288		5,288	7,464		7,464
FHLB stock	1,784		1,784	1,784		1,784
Loans, including held for sale	159,116		158,958	155,253		155,940
Accrued interest receivable	927		927	674		674

Financial Liabilities
Demand and savings deposits	97,764		97,764	103,997		103,997
Certificates of deposit	47,437		47,308	42,653		42,267
FHLB Advances	14,062		14,247	12,048		12,255
Accrued interest payable	607		607	345		345

The estimated fair value of loan commitments is $46,000 and $11,000 at December 31, 2006 and 2005, respectively. Although management is not aware of any subsequent events that would significantly affect the estimated fair value amounts as of December 31, 2006, such amounts have not been comprehensively revalued since that date and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

Note 16 – Parent Company Financial Information

Summarized financial information for Alaska Pacific Bancshares, Inc. (parent company only) is presented below:

PARENT COMPANY CONDENSED BALANCE SHEET

(in thousands) December 31,	2006	2005

Assets
Cash	$487	$639
Investment in subsidiary	17,218	15,999
Other assets	-	-

Total Assets	$17,705	$16,638

Liabilities and Shareholders’ Equity
Shareholders’ equity	$17,705	$16,638

Total Liabilities and Shareholders’ Equity	$17,705	$16,638

PARENT COMPANY CONDENSED INCOME STATEMENT

(in thousands) Year ended December 31,	2006	2005

Equity in earnings of subsidiary	$1,169	$836

Total income	1,169	836
Operating expenses, net	108	105

Income before income tax	1,061	731
Income tax	-	-

Net income	$1,061	$731

PARENT COMPANY CONDENSED STATEMENT OF CASH FLOWS

(in thousands) Year ended December 31,	2006	2005

Cash flows from operating activities:
Net income	$1,061	$731
Adjustments to reconcile net income to net cash used in
operating activities:
Equity in earnings of subsidiary	(1,169)	(836)

Net cash used in operating activities	(108)	(105)

Cash flows from investing activities:
Distributions received from subsidiary	55	80

Net cash provided by investing activities	55	80

Cash flows from financing activities:
Issuance of common stock	125	-
Cash dividends paid	(224)	(191)

Net cash used in financing activities	(99)	(191)

Net increase (decrease) in cash	(152)	(216)
Cash at beginning of year	639	855

Cash at end of year	$487	$639